SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Company’s principal executive offices are located at Gatwickstraat 9-39 1043, GL Amsterdam, The Netherlands, and the Company’s telephone number at this address is +31-20-5226210.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”). As of the close of business on July 25, 2016, there were 120,000,000 Shares authorized, of which 50,730,029 Shares (not including treasury Shares) were outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all outstanding Shares of the Company at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on July 29, 2016 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement dated as of July 6, 2016 (the “Purchase Agreement”) among the Company, Parent and Purchaser. The Offer is conditioned upon, among other things: (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on August 31, 2016 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, together with the Shares then owned by Parent and/or Purchaser or their subsidiaries, represents at least 95% of the outstanding Shares immediately prior to the Expiration Time (the “Minimum Condition”), provided that if shareholders approve the Asset Sale (as defined below) and related actions at the extraordinary general meeting of shareholders (the “EGM”) that has been called for that purpose and described below, the reference to “95%” in the foregoing definition of Minimum Condition shall be deemed to be a reference to “80%”; (ii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the expiration or termination of the applicable waiting periods or receipt of approvals (which approvals are in full force and not subject to appeal) under the antitrust laws of Austria and Germany; (iii) no transnational, domestic or foreign federal, state or local law, code, rule, regulation, order, injunction, judgment, bylaw, ordinance, decree, ruling or other similar requirement issued by any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof (“Governmental Authority”), making illegal or otherwise prohibiting the consummation of the transactions contemplated by the Purchase Agreement being in effect, other than the applicable waiting periods under the HSR Act or other antitrust laws with respect to the transactions contemplated by the Purchase Agreement (excluding any antitrust laws under which criminal sanctions would be imposed if the Offer were to be consummated); (iv) approval of the Committee on Foreign Investment in the United States (“CFIUS”), as described in the Purchase Agreement, having been obtained; and (v) the Purchase Agreement having not been terminated in accordance with its terms. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Purchase Agreement provides, among other things, that, upon the terms set forth in the Purchase Agreement, following the Expiration Time, Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “1934 Act”) of not less than 10 business days. The Purchase Agreement further provides that on the terms and subject to the conditions therein, Purchaser will make the Offer and accept for payment at or as promptly as practicable following the Expiration Time (the “Acceptance Time”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer at or as promptly as practicable following the Acceptance Time (the “Closing” and, the date on which the Closing occurs, the “Closing Date”).

The Purchase Agreement provides, among other things, that, as promptly as practicable following the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period (as defined below), if applicable), Purchaser may complete a corporate reorganization of AVG and its subsidiaries (the “Subsequent Reorganization”). The Subsequent Reorganization will utilize processes available to Purchaser under Dutch law so that (a) Purchaser becomes the owner of all of AVG’s business operations from and after the consummation of the Subsequent Reorganization and (b) any shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) or other taxes. As a result of the Subsequent Reorganization, it is anticipated that AVG will be liquidated or become wholly owned by Purchaser. The Subsequent Reorganization may also include the conversion of AVG from a public limited liability company (naamloze vennootschap) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable, but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer), together with the Shares then owned by Parent, Purchaser and their respective subsidiaries, represents at least 95% of the then outstanding Shares, Purchaser intends to effect the Subsequent Reorganization by means of compulsory acquisition (the “Compulsory Acquisition”) of Shares held by non-tendering shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable, but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer), together with the Shares then owned by Parent, Purchaser and their respective subsidiaries, represents fewer than 95% but at least 80% of the then outstanding Shares, Purchaser intends to, or intends to cause its designee to, subject to the approval of shareholders at the EGM, promptly after the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period), effect the Subsequent Reorganization by means of a sale of all or substantially all of the assets of AVG to Purchaser or its designee pursuant to an asset sale agreement (the “Asset Sale Agreement”) in exchange for (a) cash and a note payable in an aggregate amount equal to the Offer Price multiplied by the total number of Shares outstanding as of the Closing and (b) the assumption by Purchaser or its designee of substantially all liabilities of AVG (the “Asset Sale”).

If Parent determines it is not reasonably practicable (which will be deemed to include adverse tax consequences) to cause the Compulsory Acquisition or the Asset Sale, Dissolution (as defined below) and Liquidation Distribution (as defined below), it will use reasonable best efforts to cause a Subsequent Reorganization in a different manner with the prior approval of the independent directors of AVG. The Compulsory Acquisition and the Asset Sale, Dissolution and Liquidation Distribution have been approved by AVG’s Supervisory Board and Management Board (the “Boards”) (including the contemplated Independent Directors (as defined below)).

Upon consummation of the Asset Sale, Purchaser would own all of AVG’s business operations and would be the principal shareholder in AVG, and the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Upon completion of the Asset Sale, AVG would be dissolved and liquidated in accordance with applicable Dutch liquidation procedures (the “Dissolution”). Purchaser would then provide an indemnity or guarantee to the liquidator for any deficit in the estate of AVG to enable the liquidator to make an advance liquidation distribution in cash (the “Liquidation Distribution”) to each non-tendering shareholder in an amount equal to the Offer Price, without interest and less applicable withholding taxes (including Dutch dividend withholding tax) or other taxes, for each Share then owned.

The applicable withholding taxes (including Dutch dividend withholding tax) and other taxes, if any, imposed on shareholders in respect of the Liquidation Distribution may be different from, and may be greater than, the taxes imposed upon such shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable).

It is possible that Purchaser may not be able to implement any proposed Subsequent Reorganization promptly after the consummation of the Offer, that such Subsequent Reorganization may be delayed or that such Subsequent Reorganization may not be able to take place at all. Any Subsequent Reorganization could be the subject of litigation, and a court could delay the Subsequent Reorganization or prohibit it from occurring on the terms described in the Offer to Purchase and this Schedule 14D-9, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Subsequent Reorganization, the consideration that shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and the consideration may also be subject to additional taxes).

The Subsequent Reorganization, including the Asset Sale and subsequent Dissolution and liquidation of AVG, requires approval from AVG’s Boards and shareholders. On July 6, 2016, the Boards approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and subsequent Dissolution and Liquidation Distribution. Also on July 6, 2016, the Supervisory Board resolved to hold an extraordinary general meeting of shareholders for the purpose of voting on, among other things, the approval of the Asset Sale and subsequent Dissolution and Liquidation Distribution and the appointment of certain directors designated by Parent to the Boards (collectively, the “Shareholder Approvals”). On July 13, 2016, AVG notified its shareholders that this extraordinary general meeting of shareholders will be held at 10:00 am CET on August 23, 2016 at the offices of Allen & Overy LLP at Apollolaan 15, 1077 AB Amsterdam, The Netherlands (the “EGM”). In accordance with Dutch law, the EGM was announced in a Dutch newspaper on July 14, 2016.

The Purchase Agreement also provides that at the Acceptance Time, each option to purchase Shares (“Option”) that is vested and outstanding as of immediately prior to the Acceptance Time and that has an exercise price per Share that is less than the Offer Price will be converted into the right to receive a cash payment, without interest, from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the excess of the Offer Price over the applicable per Share exercise price of such Option multiplied by (ii) the number of vested Shares subject to such Option. Each Option that has not vested as of the Acceptance Time or has an exercise price per Share that is equal to or greater than the Offer Price will be cancelled for no consideration. However, with respect to certain unvested Options specifically identified on the disclosure schedules to the Purchase Agreement, which have a vesting acceleration provision and an exercise price per Share that is less than the Offer Price, the holder of such Option may be entitled to a cash payment after the date of the qualifying event or termination triggering the vesting acceleration, as discussed further below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—(a) Arrangements with Non-Executive Directors, Executive Officers and Affiliates of AVG—Treatment of Equity Awards.”

In addition, the Purchase Agreement provides that at the Acceptance Time, each performance stock unit (“PSU”) or restricted stock unit (“RSU”) covering Shares which is vested and outstanding as of immediately prior to the Acceptance Time will automatically be cancelled and converted into the right to receive an amount in cash from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares subject to such vested PSU or RSU. Any PSU or RSU which is unvested as of the Acceptance Time will be cancelled for no consideration. However, with respect to certain PSUs or RSUs specifically identified on the disclosure schedules to the Purchase Agreement which are unvested at the Acceptance Time and which have a vesting acceleration provision, the holder of such PSU or RSU may be entitled to a cash payment after the date of the qualifying event or termination triggering the vesting acceleration, as discussed further below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—(a) Arrangements with Non-Executive Directors, Executive Officers and Affiliates of AVG—Treatment of Equity Awards.”

Following completion of the Offer, the Supervisory Board of AVG will consist of three individuals designated by Purchaser and two individuals who currently serve on the Supervisory Board. Colin Tenwick and Jan G. Haars (or such individuals as otherwise mutually agreed by Purchaser and AVG) will remain on the Supervisory Board as independent members of the Supervisory Board (each, an “Independent Director”). The Independent Directors will remain in office until the earliest of (i) Purchaser acquiring all of the Shares or (ii) AVG having ceased to exist following the liquidation. The two Independent Directors will, in accordance with Dutch practice, act as independent supervisory directors and will as such look after the corporate interest of AVG and the interest of all stakeholders of AVG, including the interests of any non-tendering AVG shareholders.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring which could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering AVG shareholders, other than (i) pursuant to a rights issue by AVG or any other share issue where the non-tendering AVG shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in AVG (voorkeursrecht), (ii) the Asset Sale, the Dissolution and the Liquidation Distribution and (iii) the Compulsory Acquisition and (b) any other form of unequal treatment which prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering AVG shareholders, other than (i) the Asset Sale, the Dissolution and the Liquidation Distribution or (ii) the Compulsory Acquisition.

The Schedule TO states that the office address of Parent and Purchaser is Schiphol Boulevard 369, Tower F, 7th floor, 1118 BJ Schiphol, The Netherlands and the telephone number is +31 20 654 3225.

For the reasons described in more detail below, the Boards unanimously support the Offer and recommend that shareholders accept the Offer, subject to the terms and conditions of the Company Documents (as defined below).

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, AVG or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

(a) Arrangements with Non-Executive Directors, Executive Officers and Affiliates of AVG

In considering the recommendation of the Boards to tender Shares in the Offer, shareholders should be aware that members of the Boards have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. The Boards were aware of these agreements and arrangements during their deliberations on the merits of the Purchase Agreement and in determining the recommendation set forth in this Schedule 14D-9.

AVG’s Supervisory Board has seven members: Dale L. Fuller, Gabriel Eichler, Ronan Dunne, Frank Esser, Jan G. Haars, Jonathan W. Meeks and Colin Tenwick. AVG’s Management Board has two members: Gary Kovacs, AVG’s Chief Executive Officer, and Jeffrey Ross, AVG’s Chief Financial Officer. John Little was a member of AVG’s Management Board until June 9, 2016 and AVG’s Chief Financial Officer until April 28, 2016 and currently serves as an executive advisor to AVG. On June 16, 2016, Mr. Little entered into a settlement agreement with AVG pursuant to which he will cease to provide services to AVG in all capacities upon the earlier of December 31, 2016 or a date of his choosing, provided such chosen date follows September 1, 2016. References to the “Management Board” in this Item 3 will include Mr. Little, as applicable.

Shares Held by Members of the Supervisory Board and Management Board of AVG

Members of the Boards who tender the Shares that they own pursuant to the Offer will be entitled to receive the same Offer Price on the same terms and conditions as AVG’s other shareholders who tender Shares into the Offer. As of July 25, 2016, Mr. Kovacs held 134,857 Shares (excluding Shares underlying Options, PSUs and RSUs) and was the only member of the Management Board who held Shares (excluding Shares underlying Options, PSUs and RSUs). No member of the Supervisory Board held any Shares as of July 25, 2016. As of July 25, 2016, Mr. Little held 66,051 Shares (excluding Shares underlying Options, PSUs and RSUs). If Mr. Kovacs and Mr. Little were to tender their Shares pursuant to the Offer, and such Shares were accepted by Purchaser, then they would receive in the aggregate approximately $5.0 million in cash, without interest and less any applicable withholding taxes or other taxes.

Shares Held by Certain Funds

The aggregate number of Shares owned by members of the Supervisory Board disclosed in the foregoing section do not include Shares owned by funds, including TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P. and TA Investors III L.P. (collectively, the “TA Associate Funds”) and CVP II, Inc. (“CVP”), associated with certain Supervisory Board members. Specifically, Mr. Meeks is a managing director at TA Associates, L.P., which is either the direct or indirect general partner of the TA Associates Funds and TA Associates, L.P., and may be deemed to have voting and investment authority over the shares held by TA Associates Funds. In addition, Mr. Eichler may be deemed to have an interest in Shares held by CVP. Mr. Eichler disclaims beneficial ownership of such Shares except to the extent of any potential entitlement as a beneficiary therein and any pecuniary interest therein. If the TA Associate

Funds and CVP tender the Shares that they own pursuant to the Offer, they will be entitled to receive the same Offer Price on the same terms and conditions as AVG’s other shareholders who tender Shares into the Offer. As of July 25, 2016, the TA Associate Funds affiliated with Mr. Meeks held 6,628,369 Shares. If the TA Associate Funds were to tender all such Shares pursuant to the Offer, and such Shares were accepted by Purchaser, then such funds would receive an aggregate of approximately $165.7 million, without interest and less any applicable withholding taxes or other taxes. As of July 25, 2016, CVP held 1,408,351 Shares. If CVP were to tender all such Shares pursuant to the Offer, and such Shares were accepted by Purchaser, then CVP would receive approximately $35.2 million, without interest and less any applicable withholding taxes or other taxes.

The TA Associate Funds and CVP have entered into tender agreements with Parent and Purchaser pursuant to which they have agreed to tender all of their beneficially owned Shares into the Offer, which are described below under “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

Treatment of Equity Awards

Stock Options

The Purchase Agreement provides that at the Acceptance Time, each Option which is vested and outstanding as of immediately prior to the Acceptance Time that has an exercise price per Share that is less than the Offer Price will be converted into the right to receive a cash payment, without interest, from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the excess of the Offer Price over the applicable per Share exercise price of such Option multiplied by (ii) the number of vested Shares subject to such Option.

Each Option that has not vested as of the Acceptance Time or has an exercise price per Share that is equal to or greater than the Offer Price will be cancelled for no consideration. However, with respect to certain unvested Options specifically identified on the disclosure schedules to the Purchase Agreement which have a vesting acceleration provision that can be triggered following the Acceptance Time upon a qualifying event or termination of employment and an exercise price per Share that is less than the Offer Price, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration, Parent will, within 30 days after the date of the qualifying event or termination triggering the vesting acceleration, provide the holder of such Option with a payment (less applicable withholdings) equal to the product of (i) the excess of the Offer Price over the applicable per Share exercise price of such Option multiplied by (ii) the number of Shares subject to such Option that would have vested had the Option been outstanding on the date of the event triggering the vesting acceleration right with respect to such Option.

Acceleration of Gary Kovacs’ Options

The terms of Mr. Kovacs’ Options provide that 50% of the unvested Shares subject to his Options will vest immediately prior to the Acceptance Time. However, Mr. Kovacs’ Options will be cancelled for no consideration in connection with the Offer because the Offer Price is less than the per share exercise price of his Options.

Acceleration of Mr. Esser and Mr. Dunne’s Options

At a meeting held on June 24, 2016, the Supervisory Board approved that 6,250 unvested Options held by Mr. Esser and 10,000 Options held by Mr. Dunne will vest immediately prior to the Acceptance Time. However, Mr. Esser’s options will be cancelled for no consideration in connection with the Offer because the Offer Price is less than the per share exercise price of his Options.

About This Summary

The table below sets forth information regarding the Options held by members of the Boards (including former member of the Management Board, Mr. Little) as of July 25, 2016 and the maximum aggregate amount of

Offer Price that each of these individuals could be entitled to receive in connection with the Offer. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts that a Supervisory Board or Management Board member will receive may materially differ from the amounts set forth in the table.

Name of Holder	Grant Date	Per Share Exercise Price	Unvested Options (as of July 25, 2016)		Vested Options (as of July 25, 2016)	Total Options	Maximum Aggregate Offer Price
Supervisory Board Members
Dale L. Fuller	4/1/2012	$14.93	—		29,000	29,000	$292,030
	2/7/2012	$16.00	—		135,000	135,000	$1,215,000
	6/19/2013	$18.46	—		159,721	159,721	$1,044,575
Gabriel Eichler	—	—	—		—	—	—
Ronan Dunne	5/9/2014	$19.00	10,000	(1)	10,000	20,000	$120,000
Frank Esser	9/24/2013	$25.72	6,250	(1)	13,750	20,000	$0	(2)
Ann Jan G. Haars	8/1/2011	$22.00	—		20,000	20,000	$60,000
Jonathan W. Meeks	—	—	—		—	—	—
Colin Tenwick	1/10/2012	$23.50	—		20,000	20,000	$30,000
Management Board Members
Gary Kovacs	9/24/2013	$25.72	100,000	(3)	300,000	400,000	$0	(2)
Jeffrey Ross	—	—	—		—	—	—
John Little (Former CFO)	2/7/2012	$16.00	—		3,998	3,998	$35,982
	5/9/2014	$19.00	10,938	(4)	3,125	14,063	$18,750

(1)	These unvested Options will vest immediately prior to the Acceptance Time.
(2)	These Options are being cancelled for no consideration because the Offer Price is less than the per share exercise price.
(3)	50% of the unvested Options held by Mr. Kovacs will vest immediately prior to the Acceptance Time.
(4)	Any unvested Options held by Mr. Little will be cancelled for no consideration at the Acceptance Time.

Performance Stock Units and Restricted Stock Units

The Purchase Agreement provides that at the Acceptance Time, each PSU or RSU, which is vested and outstanding as of immediately prior to the Acceptance Time, will automatically be cancelled and converted into the right to receive an amount in cash from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares subject to such vested PSU or RSU.

Any PSU or RSU which is unvested as of the Acceptance Time will be cancelled for no consideration. However, with respect to certain PSUs or RSUs specifically identified on the disclosure schedules to the Purchase Agreement which have a vesting acceleration provision that can be triggered following the Acceptance Time upon a qualifying event or termination of employment, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration, Parent will, within 30 days after the date of the qualifying event or termination triggering the vesting acceleration, provide the holder of such PSU or RSU with a payment (less applicable withholdings) equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares subject to such PSU or RSU that would have vested had the PSU or RSU been outstanding on the date of the event triggering the vesting acceleration right with respect to such PSU or RSU.

Acceleration of Gary Kovacs’ PSUs and RSUs

Pursuant to the terms of Mr. Kovacs’ PSUs and RSUs that were granted in 2013 and 2016, 50% of the unvested Shares subject to such PSUs and RSUs will vest immediately prior to the Acceptance Time, provided

Mr. Kovacs is employed by AVG or a subsidiary on the date of Closing, and if Mr. Kovacs remains employed by AVG or a subsidiary 12 months following the Closing, all of his remaining PSUs and RSUs would have vested on such 12-month anniversary date. In addition, pursuant to the terms of Mr. Kovacs’ PSUs and RSUs, if Mr. Kovacs incurs a termination without Cause or resigns for Good Reason (in each case, as defined in Mr. Kovacs’ employment agreement with AVG) in connection with or during the 12-month period following the Closing, then all of his unvested PSUs and RSUs would have vested on the date of such qualifying termination. Because Mr. Kovacs’ unvested PSUs and RSUs are being terminated in connection with the Offer, if Mr. Kovacs remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination of employment following the Closing, Mr. Kovacs will instead receive a cash payment equal to the product of (i) the Offer Price multiplied by (ii) the number of PSUs or RSUs that would have vested if not forfeited.

Pursuant to the terms of Mr. Kovacs’ PSUs which were granted in 2015, 50% of the unvested Shares subject to such PSUs will vest immediately prior to the Acceptance Time, provided Mr. Kovacs is employed by AVG or a subsidiary on the date of Closing and the Offer results in (i) the elimination of his position as Chief Executive Officer, (ii) there being no position equivalent to the Chief Executive Officer, or (iii) his demotion from, or a material reduction in his duties, responsibilities or authority in, the position of Chief Executive Officer (each, a “Kovacs Adverse Employment Change”). In addition, if Mr. Kovacs experiences a Kovacs Adverse Employment Change and remains employed by AVG or a subsidiary 12 months following the Closing, all of his remaining unvested PSUs would have vested on such 12-month anniversary date. Additionally, pursuant to the terms of Mr. Kovacs’ PSUs, if Mr. Kovacs incurs a termination without Cause or resigns for Good Reason (in each case, as defined in Mr. Kovacs’ employment agreement with AVG) in connection with or during the 12-month period following the Closing, then all of his unvested PSUs would have vested on the date of such qualifying termination. Because Mr. Kovacs’ unvested PSUs are being terminated in connection with the Offer, if Mr. Kovacs remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination of employment following the Closing, Mr. Kovacs will instead receive a cash payment equal to the product of (i) the Offer Price multiplied by (ii) the number of PSUs that would have vested if not forfeited.

Acceleration of Jeffrey Ross’ PSUs

Pursuant to the terms of Mr. Ross’ PSUs, 50% of the unvested Shares subject to such PSUs will vest immediately prior to the Acceptance Time in the event that the Offer closes at least six months after his employment start date of April 1, 2016, Mr. Ross is employed by AVG or a subsidiary on the date of Closing, and the Offer results in (i) the elimination of his position as Chief Financial Officer, (ii) there being no position equivalent to the Chief Financial Officer position, or (iii) his demotion from, or a material reduction in his duties, responsibilities or authority in, the position of Chief Financial Officer (each, a “Ross Adverse Employment Change”). In addition, if Mr. Ross experiences a Ross Adverse Employment Change and Mr. Ross remains employed by AVG or a subsidiary 12 months following the Closing, all of his remaining unvested PSUs would have vested on such 12-month anniversary date. Additionally, pursuant to the terms of Mr. Ross’ PSUs, if the Offer closes at least six months after April 1, 2016 and Mr. Ross incurs a termination without Cause or resigns for Good Reason (in each case, as defined in Mr. Ross’ employment agreement with AVG) in connection with or during the 12-month period following the Closing, then all of his unvested PSUs would have vested immediately. Because Mr. Ross’ unvested PSUs are being terminated in connection with the Offer, if the Offer closes at least six months after his employment start date of April 1, 2016 and Mr. Ross remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination of employment following the Closing, Mr. Ross will instead receive a cash payment equal to the product of (i) the Offer Price multiplied by (ii) the number of PSUs that would have vested if not forfeited. For purposes of clarity, Mr. Ross will not be entitled to any acceleration of his PSUs or Offer Price for his unvested PSUs if the Offer closes before October 1, 2016.

Acceleration of John Little’s RSUs

Pursuant to the terms of Mr. Little’s RSUs that were granted on May 14, 2014, 50% of the unvested Shares subject to such RSUs will vest immediately prior to the Acceptance Time, provided Mr. Little is employed by

AVG or a subsidiary on the date of Closing and the Offer results in (i) the elimination of his position as Executive Advisor, (ii) there being no position equivalent to the Executive Advisor, or (iii) his demotion from, or a material reduction in his duties, responsibilities or authority in, the position of Executive Advisor (each, a “Little Adverse Employment Change”). In addition, if Mr. Little experiences a Little Adverse Employment Change and remains employed by AVG or a subsidiary 12 months following the Closing, all of his remaining unvested RSUs would have vested on such 12-month anniversary date. Additionally, pursuant to the terms of Mr. Little’s RSUs, if Mr. Little incurs a termination without Cause or resigns for Good Reason (in each case, as defined in Mr. Little’s employment agreement with AVG) in connection with or during the 12-month period following the Closing, then all of his unvested RSUs would have vested on the date of such qualifying termination. Because Mr. Little’s unvested RSUs are being terminated in connection with the Offer, if Mr. Little remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination of employment following the Closing, Mr. Little will instead receive a cash payment equal to the product of (i) the Offer Price multiplied by (ii) the number of RSUs that would have vested if not forfeited.

About This Summary

The table below sets forth information regarding the PSUs and RSUs held by the members of AVG’s Management Board (including Mr. Little) as of July 25, 2016 and the maximum amount of Offer Price that each of these individuals could be entitled in connection with the Offer. The members of AVG’s Supervisory Board do not hold any PSUs or RSUs. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts that a Management Board member will receive may materially differ from the amounts set forth in the table.

Name of Holder	Grant Date	Type of Award	Outstanding Shares Underlying RSUs/PSUs (as of July 25, 2016)	Maximum Offer Price
Management Board Members
Gary Kovacs	9/23/2013	RSU	100,000	$2,500,000	(1)
	9/23/2013	PSU	100,000	$2,500,000	(2)
	4/23/2015	PSU	75,000	$1,875,000	(3)
	5/17/2016	PSU	400,000	$10,000,000	(3)
Jeffrey Ross	6/9/2016	PSU	125,000	$3,125,000	(4)
John Little (Former CFO)	4/22/2013	RSU	25,000	$0	(5)
	5/14/2014	RSU	25,000	$625,000	(6)
	4/23/2015	PSU	25,000	$0	(5)

(1)	Includes $1,250,000 for RSUs that will vest immediately prior to the Acceptance Time regardless if Mr. Kovacs experiences a Kovacs Adverse Employment Change. Assumes Mr. Kovacs remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination within 12 months following the Closing.
(2)	Includes $1,250,000 for PSUs that will vest immediately prior to the Acceptance Time regardless if Mr. Kovacs experiences a Kovacs Adverse Employment Change. Assumes Mr. Kovacs remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination within 12 months following the Closing.
(3)	Assumes (i) Mr. Kovacs experiences a Kovacs Adverse Employment Change and (ii) remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination within 12 months following the Closing.
(4)	Assumes (i) Mr. Ross experiences a Ross Adverse Employment Change, (ii) remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination within 12 months following the Closing, and (iii) the Offer closes at least six months after April 1, 2016.

(5)	Other than the RSUs granted on May 14, 2014, all of Mr. Little’s RSUs and PSUs will be cancelled for no consideration in connection with the Offer.
(6)	Assumes (i) Mr. Little experiences a Little Adverse Employment Change and (ii) remains employed 12 months following the Closing or, alternatively, experiences a qualifying termination within 12 months following the Closing.

Agreements with Non-Executive Directors and Executive Officers

Remuneration Policies

The remuneration of the members of AVG’s Boards is discussed in AVG’s 2015 Remuneration Report which is included as Exhibit 99.1 on Form 6-K, as furnished to the SEC on April 25, 2016 (the “2015 Remuneration Report”), which is incorporated in this Schedule 14D-9 by reference and filed as Exhibit (e)(6) to this Schedule 14D-9. Any information contained in the pages from the 2015 Remuneration Report that is incorporated by reference into this Item 3 will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information herein modifies or supersedes such information.

Employment Contracts

The following is a summary of the employment agreements with our current Management Board members as of the date of this Schedule 14D-9 and a summary of Mr. Little’s settlement agreement with AVG, which sets forth the terms of his separation of service from AVG.

Gary Kovacs’ Employment Agreement

AVG entered into an employment agreement with Mr. Kovacs, AVG’s Chief Executive Officer, on July 11, 2013, as amended on April 1, 2016 (the “Kovacs Employment Agreement”).

Pursuant to the Kovacs Employment Agreement, if Mr. Kovacs’ employment is terminated other than for Cause Mr. Kovacs resigns for Good Reason (in each case, as defined in the Kovacs Employment Agreement), Mr. Kovacs will be entitled to the following severance benefits, subject to his signing an irrevocable release of claims and agreeing not to compete with AVG while receiving such severance benefits: (i) an amount equal to 12 months of his base salary and (ii) the amount of any performance bonus earned in respect of the calendar year preceding the year of termination, in each case, payable in substantially equal installments in accordance with AVG’s normal payroll practices commencing on the first regular payroll date on or after the 60th day following his date of termination.

Jeffrey Ross’ Employment Agreement

Mr. Ross was nominated by the Supervisory Board for appointment by the General Meeting of shareholders of AVG to the position of Chief Financial Officer, commencing on April 1, 2016. AVG entered into an employment agreement with Mr. Ross on March 23, 2016 (the “Ross Employment Agreement”).

Pursuant to the Ross Employment Agreement, if Mr. Ross’ employment is terminated other than for Cause or Mr. Ross resigns for Good Reason (in each case, as defined in the Ross Employment Agreement), Mr. Ross will be entitled to the following severance benefits, subject to his signing an irrevocable release of claims and agreeing not to compete with AVG while receiving such severance benefits: (i) if such termination occurs on or prior to the first anniversary of his start date, an amount equal to 12 months of his base salary, payable in substantially equal installments in accordance with AVG’s normal payroll practices commencing on the first regular payroll date on or after the 60th day following his date of termination or (ii) if such termination occurs after the first anniversary of his start date, a cash amount equal to the sum of (a) 12 months of his base salary and (b) the amount of any performance bonus earned in respect of the calendar year preceding the year of termination (annualized for 2016), payable in accordance with the payment schedule described in (i).

John Little’s Settlement Agreement

As discussed above, Mr. Little is our former Chief Financial Officer and currently serves as an executive advisor to AVG. AVG entered into a Settlement Agreement with Mr. Little on June 16, 2016 (the “Little Settlement Agreement”), which establishes that Mr. Little’s employment termination date will be the earliest to occur of (a) December 31, 2016 or (b) the resignation date indicated by Mr. Little in his sole discretion, provided such date is after September 1, 2016 (the “Termination Date”), without any compensation becoming due under any prior agreements.

Pursuant to the Little Settlement Agreement, upon the Termination Date, Mr. Little will be entitled to a severance payment of $228,687 (which represents the conversion from EUR to USD using an exchange ratio of 1 to 1.09938, as of July 25, 2016), payable in two portions: (i) 50% will be paid within 30 days after the Termination Date and (ii) 50% will be paid within 30 days of the expiration of the non-compete obligations provided for in the Little Settlement Agreement, which will expire six months after the Termination Date.

In addition, Mr. Little remains eligible to earn his annual bonus for the 2016 fiscal year, as calculated in accordance with the existing terms of AVG’s general bonus plan for employees, and may be entitled to receive a special performance bonus in the amount of $100,000, subject to his achieving certain targets.

Additionally, under the Little Settlement Agreement, Mr. Little is entitled to Company contributions up to a maximum of EUR 2,500, for costs of legal assistance, which includes any value added tax and office costs. AVG will also pay any costs of legal assistance in excess of EUR 2,500, provided such excess costs plus any value added tax will be deducted from Mr. Little’s severance payment.

Until the Termination Date, Mr. Little continues to be entitled to his current salary and other fixed salary components. In the event that the Termination Date occurs between September 1, 2016 and December 31, 2016, Mr. Little will continue to receive a monthly payment for each full month between such Termination Date and December 31, 2016 equal to his current fixed monthly salary and other fixed salary components.

Mr. Little’s Settlement Agreement did not provide for any additional accelerated vesting of any of his equity awards.

About This Summary

The table below sets forth information regarding the severance benefits owed to the Management Board members assuming a qualifying termination occurred as of July 25, 2016, except for Mr. Little whose calculation assumes a qualifying termination occurred as of September 2, 2016. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any that such Management Board member receives may materially differ from the amounts set forth in the table.

Name of Management Board Member	Severance Payments (Salary Continuation)		Severance Payments (Prior Year Bonus (2))	Annual Bonus Amount	Special Performance Bonus (3)	Legal Fees (4)	Total
Gary Kovacs	$627,000		$554,400	—	—	—	$1,181,400
Jeffrey Ross	$390,000		—	—	—	—	$390,000
John Little (former CFO)	$318,319	(1)	—	$181,200	$100,000	$2,749	$602,288

(1)

Represents the estimated severance payment to Mr. Little assuming he terminates employment on September 2, 2016, which includes $228,687 (based on the average monthly compensation for the 12-month period immediately prior to the assumed termination date of September 2, 2016, but subject to adjustment based on the actual date of termination) and $89,632 (based on continued monthly compensation until

December 31, 2016, assuming a termination date of September 2, 2016). Each number in the preceding sentence represents the conversion from EUR to USD using an exchange ratio of 1 to 1.09938, as of July 25, 2016.
(2)	Mr. Ross would not be entitled to a prior year bonus if he is terminated on July 25, 2016 as Mr. Ross began his employment with AVG in 2016 and did not earn any bonus in the prior year.
(3)	The Little Settlement Agreement provides that Mr. Little will be entitled to a special performance bonus equivalent to $100,000, subject to delivering the agreed targets. This amount assumes such targets are achieved.
(4)	The Little Settlement Agreement provides that AVG will reimburse Mr. Little for his legal fees up to a maximum of EUR 2,500. This amount assumes Mr. Little incurs the maximum costs for legal assistance and represents the conversion from EUR to USD using an exchange ratio of 1 to 1.09938, as of July 25, 2016.

The foregoing summaries are qualified in their entirety by reference to the individual agreements, copies of which are attached hereto as Exhibits (e)(8) through (e)(21) and are incorporated by reference.

Additional Supervisory Board Remuneration

At a meeting held on June 24, 2016, the Supervisory Board approved that all Supervisory Board members will each receive $3,000 as additional remuneration for each day worked beyond 30 days in 2016 and the standard full annual fee for calendar year 2016 in accordance with the terms of the Supervisory Board’s remuneration policy.

Existing Bonus Plan for Employees

The Company will continue to honor its obligations in connection with the Company’s existing general bonus plan for AVG employees, which is based on revenue, earnings and business targets, as approved by the Supervisory Board for 2016.

Continuing Employee Benefits

For a period commencing on the Closing Date and ending on the first anniversary of the Closing (or, such shorter period of employment, as the case may be), each employee who remains employed by Parent, Purchaser or any of their respective subsidiaries (each, a “Continuing Employee”) will receive from Parent or Purchaser compensation (including, base salary and annual bonus opportunity) that is substantially comparable in the aggregate as to what such Continuing Employee was entitled to immediately prior to the Closing Date and benefits (including, but not limited to, non-qualified benefits but excluding equity awards) that are substantially comparable in the aggregate to either those benefits (including non-qualified benefits but excluding equity awards) that are generally made available as of the date of the Purchase Agreement by AVG to such employees or by Parent to similarly situated employees of Parent, as determined by Parent in its sole discretion.

As of the Closing and solely with respect to Continuing Employees, should Parent elect to transition a Continuing Employee from one of AVG’s welfare plans to a welfare plan of Parent or Purchaser, Parent will cause Purchaser, and any of their respective subsidiaries or any of their respective third party insurance providers or third party administrators to use commercially reasonable efforts to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements and to credit such Continuing Employee for any copayments, deductibles, offsets or similar payments made under an AVG welfare plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent, Purchaser or any of their respective subsidiaries. As of the Acceptance Time, Parent will, or will cause Purchaser or any applicable subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable AVG welfare plan as of the Acceptance Time, in each case, insofar as not prohibited by applicable law. In addition, as of the Closing, Parent will cause Purchaser and any applicable subsidiary to use commercially reasonable efforts to, give Continuing Employees full credit for purposes of eligibility, vesting, participation in and solely for vacation and severance plans, determination of the level of benefits under any employee benefit plans or arrangements (other than with respect to defined benefit plans, retiree medical plans or frozen benefit plans) maintained by Parent, Purchaser or an applicable subsidiary that such Continuing Employees may be eligible to participate in after the Closing to the same extent that such service was credited for purposes of any comparable AVG plan immediately prior to the Closing.

The specific metrics to achieve a bonus under bonus plans for the benefit of the Continuing Employees will be established by Parent or Purchaser, subject to consultation with the Independent Directors, if any. In addition, the Continuing Employees will be provided severance benefits, in the event of termination, that are substantially comparable in the aggregate to those benefits that are generally made available by Parent to similarly situated employees of Parent.

Parent intends to give fair opportunities to the management, staff and employees of both Parent and AVG to hold positions with Parent and its subsidiaries (including, following the Acceptance Time, AVG and its subsidiaries) where reasonably possible taking into account a process aimed to select the best person for the job.

Supervisory Board and Management Board Indemnification and Insurance

Under AVG’s articles of association, AVG has broad powers to indemnify its Supervisory Board members and Management Board members against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

Pursuant to the terms of the Purchase Agreement, for six years after the Closing, Parent will cause AVG and its subsidiaries to indemnify and hold harmless the present and former members of the Supervisory Board and the Management Board of AVG and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing and in connection with the Asset Sale and the Liquidation Distribution (and resulting liquidation) to the fullest extent permitted by applicable law or provided under AVG’s organizational documents in effect on the date of the Purchase Agreement. In the event that any Indemnified Person is made party to any action arising out of or relating to matters that would be indemnifiable as described in the immediately preceding sentence, Purchaser and AVG will advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification.

For a period of six years following the Closing, Parent will cause AVG and its subsidiaries to honor and fulfill in all respects the obligations of AVG and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Closing between AVG or any of its subsidiaries and any Indemnified Person. In addition, for a period of six years following the Closing, Parent will cause AVG and its subsidiaries to cause the certificate of incorporation and bylaws (and other similar organizational documents) of AVG and each of its subsidiaries to contain provisions with respect to exculpation of liability of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of AVG and its subsidiaries. To the maximum extent permitted by applicable law, such indemnification and exculpation will be mandatory rather than permissive.

For a period of six years following the Closing, AVG will maintain in effect the current policies (whether through purchase of a “tail” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance (“D&O Insurance”) maintained by AVG, in respect of acts or omissions occurring at or prior to the Closing, covering each person covered by the D&O Insurance immediately prior to the Closing, on terms with respect to the coverage and amounts no less favorable in the aggregate than those of the D&O Insurance in effect on the date of the Purchase Agreement; provided, that Parent or AVG may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in the aggregate to former officers and directors of AVG; and provided, further, that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per year premium rate paid by AVG and its subsidiaries as of the date of the Purchase Agreement for such policies, then Parent and AVG will only be required to provide such coverage as will then be available at an annual premium equal to 300% of such rate.

If Purchaser, AVG or any of their respective successors or assigns (i) will consolidate with, or merge with or into, any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) will transfer all or substantially all of its properties or assets to any person, then, in each case, Parent will take such action as may be necessary so that such person will assume all such obligations.

AVG has also entered into indemnification agreements (collectively, the “Indemnification Agreements”) with the members of the Boards (the “Board Indemnitees”). The Indemnification Agreements relate to indemnification and expense reimbursement for actual, threatened, pending or completed actions, suits, arbitrations, alternate dispute resolution mechanisms, investigations, inquiries, administrative hearings and other actual, threatened, pending or completed proceedings, in which the Board Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that the Board Indemnitee is or was a member of a Board, by reason of any action taken by him or of any inaction on his part while acting as a member of a Board, or by reason of the fact that he is or was serving at the request of AVG as a managing director, supervisory director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise (“Proceedings”).

Among other things, the Indemnification Agreements require AVG, in the case of Proceedings other than Proceedings by or in the right of AVG, to indemnify Board Indemnitees against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him, or on his behalf, in connection with a Proceeding, if the Board Indemnitee acted in good faith and in a manner the Board Indemnitee reasonably believed to be in or not opposed to the best interests of AVG, and with respect to a criminal Proceeding, had no reasonable cause to believe the Board Indemnitee’s conduct was unlawful.

If a Board Indemnitee is a party to a Proceeding brought by or in the right of AVG, the Board Indemnitee will be indemnified against all expenses actually and reasonably incurred by him, or on his behalf, in connection with such Proceeding if the Board Indemnitee acted in good faith and in a manner the Board Indemnitee reasonably believed to be in or not opposed to the best interests of AVG. Further, if applicable law so provides, no indemnification will be provided for expenses made in respect of any claim, issue or matter in such Proceeding as to which the Board Indemnitee was found liable to AVG, unless and to the extent that the appropriate court of The Netherlands shall determine that such indemnification may be made.

If a Board Indemnitee is not wholly successful in the Proceedings, AVG will indemnify the Board Indemnitee against all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter.

Notwithstanding any provision of the Indemnification Agreement, AVG is not obligated to make any payment to a Board Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in the Indemnification Agreements) to be unlawful.

The Indemnification Agreements terminate upon the later of (a) 10 years after the date that the Board Indemnitee has ceased to serve as a member of a Board, (b) one year after the final termination of any Proceeding, including any appeal, then pending in respect of which the Board Indemnitee is granted rights of indemnification or advancement under the Indemnification Agreement and of any proceeding commenced by the Board Indemnitee pursuant to the Indemnification Agreement relating thereto or (c) if AVG declares bankruptcy, three years after the date on which AVG is declared bankrupt. AVG shall require and cause any successor to all or a substantial part of the business and/or assets of the Company to assume and agree to perform under the Indemnification Agreements to the same extent AVG would be required to perform if no such succession had taken place.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Director Indemnification Agreement, which is included as Exhibit 10.3 to the Form F-1 furnished to the SEC on January 13, 2016 and incorporated herein by reference.

(b) Arrangements between the Company and Parent, Purchaser or their Affiliates

Certain funds affiliated with TA Associates and CVP II, Inc., which held approximately 13.1% and 2.8%, respectively, of the issued and outstanding shares of AVG as of July 25, 2016, have entered into Tender Agreements (as defined below) with Parent and Purchaser, pursuant to which they have agreed to tender all of their beneficially owned Shares into the Offer, which are described below in “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

Purchase Agreement

On July 6, 2016, the Company, Parent and Purchaser entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 15—Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company publicly file.

Confidentiality Agreement

On May 28, 2016, the Company and Parent entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer

to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

AVG and Parent entered into an exclusivity agreement on June 16, 2016 (as it may be amended from time to time, the “Exclusivity Agreement”), pursuant to which AVG agreed, among other things, that from the date thereof through 11:59 p.m., London time, on July 7, 2016, neither AVG nor any of its affiliates or any of its and their respective directors, officers, employees, consultants, agents, advisers, bankers and other representatives, would solicit, directly or indirectly, initiate, negotiate, accept, discuss or otherwise seek to procure any inquiries, proposals or approaches from any persons in respect of or in connection with any proposal to acquire 20% or more of the Shares by the shareholders, or 20% or more of the assets of, AVG or any of its affiliates. The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation

Pursuant to resolutions approved on July 6, 2016, after due and careful discussion and consideration, including a thorough review of the Offer with their outside legal and financial advisors, and being of the opinion that the combination of the businesses of Parent and the Company and the Offer, and the execution of the Purchase Agreement and the Asset Sale Agreement were in the best interest of the Company, its business, and its shareholders, employees and other stakeholders, the Boards by unanimous vote of all directors present or represented and voting, (i) approved the terms of, and the transactions contemplated by, the Purchase Agreement, the Asset Sale Agreement and all other documents conducive to the Company’s obligations under the Purchase Agreement (collectively, the “Company Documents”), and the Company’s entry into the Company Documents, and (ii) determined to support the Offer and to recommend that AVG’s shareholders accept the Offer, subject to the terms and conditions of the Company Documents. The Boards also unanimously approved (i) the Asset Sale, the subsequent Dissolution and Liquidation Distribution and the appointment of a liquidator, (ii) the terms and conditions of the Asset Sale Agreement and the entry into the Asset Sale Agreement by the Company upon Parent’s request as set out in the Company Documents; and (iii) the proposed amendment of the articles of association of the Company if the Asset Sale is pursued and the proposed amendment of the articles of association of the Company and conversion of the Company into a private company with limited liability if the Asset Sale is not pursued.

(b) Background of the Purchase Agreement; Reasons for Recommendation

Background of the Purchase Agreement

The following chronology summarizes the key meetings and events between representatives of the Company and Avast and between representatives of the Company and other potential parties to a strategic transaction during the period leading to the signing of the Purchase Agreement. The following chronology does not purport to describe every interaction among representatives of the Company and Avast or other potential parties. For a review of Avast’s additional activities relating to events that led to the signing of the Purchase Agreement, please refer to Avast’s Schedule TO and Offer to Purchase being mailed to AVG’s shareholders with this Schedule 14D-9.

The Company’s Boards, together with management, regularly review and evaluate the Company’s performance, prospects and long-term strategic plans in light of the Company’s business as well as developments in the Internet security, consumer, mobile and small to mid-size businesses (“SMB”) segments of the software industry. These reviews have included periodic consideration of potential strategic transactions to maximize value to shareholders and other relevant stakeholders, including review of potential strategic partnerships, investments in research and development, entry into new market segments and lines of business, acquisition opportunities and consideration of potential strategic combinations.

In 2014, as part of the Company’s strategic initiatives to transition its business model away from third-party search and consumer desktop solutions toward the mobile and SMB market segment, the Company took a number of key strategic actions. To provide integrated solutions to consumers’ needs to secure and protect all of their online devices, the Company, among other things, launched AVG Zen, a solution to connect products across both mobile and PC platforms. The Company also completed its acquisition of Location Labs, a provider of mobile device management and location technologies. The Company also began expanding into the SMB market segment through acquisitions and accelerating its focus on cloud-based solutions. During this period, the Company continued to exit its legacy third-party search business, with search revenue declining from $155 million in 2013 to $77 million in 2015. Management regularly updated the Boards on, and the Boards closely monitored, the progress and results of these strategic initiatives and transition of the Company’s business model.

In May 2014, a company, referred to as Party A, expressed interest to the Management Board in a potential strategic transaction with the Company. The Management Board met with the Supervisory Board to discuss a potential transaction with Party A and explored whether Party A was prepared to make an actionable proposal. AVG and Party A entered into a non-disclosure agreement on May 20, 2014 to permit the exchange of non-public information, and representatives of AVG and Party A held an in-person meeting on June 5, 2014 to discuss due diligence matters and the basis on which the parties would consider a transaction. Following intermittent discussions through September 2014, Party A and AVG were unable to reach preliminary agreement on the structure, terms and valuation for a potential strategic transaction and discussions with Party A ceased.

In early November 2014, representatives of Avast contacted representatives of the Company to determine whether there was interest in a potential strategic transaction. On November 11, Avast and AVG entered into a mutual non-disclosure agreement to permit the exchange of non-public information. During the following three weeks, AVG provided Avast and its advisors with preliminary due diligence information on AVG’s business.

On November 15, 2014, Mr. Kovacs, Chief Executive Officer of AVG, and Todd Simpson, Chief Strategy Officer of AVG, met with Vincent Steckler, Chief Executive Officer of Avast, and Ondrej Vleck, Chief Operations Officer of Avast, to discuss each company’s views on the merits of a potential transaction, followed by additional meetings between Mr. Kovacs, Mr. Steckler and representatives of each company during the following three weeks.

In November 2014, two financial sponsors, referred to as Party B and Party C, also contacted AVG to express interest in a potential strategic transaction. Party C entered into a non-disclosure agreement with AVG. However, neither firm provided a proposal to AVG with sufficient indication of the price such firm would be willing to offer for AVG’s Shares.

On December 5, 2014, the Boards received a written non-binding indication of interest from Avast to acquire AVG at a price per Share between $21.00 and $24.00. On the date of such proposal, the closing price of AVG’s Shares was $19.54. On December 12, 2014, the Boards met to review the terms of the indication of interest, and Harvey Anderson, General Counsel of AVG, discussed with the Boards their legal duties in considering a proposal for a strategic transaction. The Boards discussed the price range of the proposal with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), the Company’s financial advisor, and the potential advantages and disadvantages of a strategic transaction with Avast. The Management Board recommended to the Supervisory Board that the Company reject the offer, and the Supervisory Board determined to reject the Avast proposal on the basis that the proposed price range and level of detail in the proposal were inadequate. On December 23, the Boards informed Avast that they were rejecting the December 5 proposal on that basis.

In December 2014, representatives of AVG received expressions of interest from three additional financial sponsors, referred to as Party D, Party E and Party F, and each of Party D and Party E entered into a non-disclosure agreement with AVG. On December 19, Party D submitted a written non-binding proposal to acquire AVG at a price per Share between $24.00 and $26.00. On the date of such proposal, the closing price of AVG’s Shares was $20.24. On January 6, 2015, representatives of AVG, with representatives of Morgan Stanley in attendance, met with representatives of Party D to discuss its proposal, and the representatives of AVG agreed following such discussions to further evaluate a potential transaction with Party D over the ensuing months.

In early February 2015, the Company received an inquiry from a sixth financial sponsor, Party G, regarding a potential transaction.

On April 13, 2015, Party E, through its financial advisor, provided a non-binding preliminary indication of interest at a price per Share between $26.00 and $28.00. On the date of such proposal, the closing price of AVG’s Shares was $21.64. On April 30, representatives of AVG, together with representatives of Morgan Stanley, met with representatives of Party E to discuss the proposal, and the representatives of AVG agreed following such discussions to further evaluate a potential transaction with Party E over the ensuing months.

On May 1, 2015, AVG held a due diligence meeting with Party D.

Also in May 2015, a seventh financial sponsor, Party H, contacted representatives of AVG to express interest in a potential transaction, entered into a non-disclosure agreement and held preliminary due diligence meetings with AVG. On June 3, Party H provided a preliminary indication of interest at a price per Share between $29.00 and $31.00. On the date of such proposal, the closing price of AVG’s Shares was $25.74. Party H’s indication of interest was contingent upon Party H’s ability to confirm through due diligence a number of very aggressive financial and business performance measures. The indication of interest was never confirmed by Party H, and a subsequent proposal from Party H was viewed as not actionable again due to the unrealistic assumptions on which it was based.

Throughout June 2015, AVG continued to have follow-up diligence discussions with Party D, Party E and Party H.

In September 2015, representatives of Avast, including Mr. Steckler, were in contact with representatives of AVG, including Mr. Kovacs, to express continued interest in a potential strategic transaction. Avast and AVG resumed discussions regarding a potential strategic transaction in late November 2015 and signed a new mutual non-disclosure agreement on December 4. AVG and Avast, with the participation of their respective financial advisors, had extensive discussions on the possible structure and terms of a potential business combination through mid-March 2016. On December 1 and 23, 2015 and February 5, 2016, representatives of Jefferies LLC (“Jefferies”), financial advisor to Avast, and, at the direction of AVG management, representatives of Morgan Stanley, discussed the preliminary views expressed by their respective clients regarding a potential business combination, including the process that would be followed if the companies decided to assess such an alternative. During this period, each of the Company and Avast conducted preliminary due diligence on the other party’s financial information and operating data.

In early December 2015, Party E withdrew from discussions with the Company.

On February 11, 2016 at a meeting of the Supervisory Board, the Management Board updated the Supervisory Board on discussions with Avast. The Supervisory Board considered the advantages and disadvantages of a potential combination with Avast and their views on the relative values of the two companies. The Supervisory Board then directed the Management Board to continue to explore a potential merger of equals with Avast and report back to it when further details were available.

On February 23, 2016 and March 3, 2016, AVG and Avast continued to conduct due diligence and engage in discussions around the structure and terms of a potential transaction.

On February 29, 2016, the Mergers and Acquisitions Committee (the “M&A Committee) of the Supervisory Board, composed of directors Gabriel Eichler, Frank Esser and Jonathan Meeks, met telephonically with management of AVG to discuss the status of discussions with Avast. Dale Fuller, Chairman of the Supervisory Board, also attended the meeting. The M&A Committee was an existing committee of the Supervisory Board that had been created to oversee potential acquisitions by the Company, review other potential strategic transactions with management and assist the Supervisory Board with decision-making on these matters. The M&A Committee discussed certain materials prepared, at the request of the M&A Committee, by Morgan Stanley relating to a possible business combination with Avast. The M&A Committee then identified key issues that would need to be addressed in exploring a potential business combination with Avast, including the financial profile and relative value of each company and the arguments for and against such a transaction versus remaining independent or other potential strategic alternatives.

On March 2, 2016, the M&A Committee met in person in San Francisco with Mr. Fuller, the Management Board and representatives of Morgan Stanley to consider whether to continue discussions with Avast and in parallel whether to direct the Management Board to engage in limited discussions with other potential parties regarding a possible strategic transaction. The M&A Committee and Management Board determined, based on these discussions, that potential parties should be selected on the basis of each potential party’s likely interest, ability to complete a transaction on a timely basis, strategic fit, acquisition history and availability of financing, as well as competitive and regulatory sensitivities and potential consequences for the Company’s stakeholders. The M&A Committee approved a limited outreach to gauge the level of interest in a potential transaction and the terms on which a transaction would be possible. The M&A Committee and Management Board periodically updated the Supervisory Board on this process at subsequent Supervisory Board meetings.

In addition, on March 2 the M&A Committee authorized the Management Board to proceed with negotiation of a potential merger of equals transaction with Avast provided that AVG’s shareholders would own more than half of the combined entity following such a transaction.

On March 8, 2016, the M&A Committee met telephonically to discuss the status of discussions with Avast on a potential business combination. Mr. Kovacs provided the M&A Committee with an update on the discussions undertaken pursuant to the direction of the M&A Committee, noting that the financial advisors to Avast had indicated that Avast would require that its shareholders own substantially more than half of a combined company. The M&A Committee concluded that this inadequately valued AVG relative to Avast and recommended no further pursuit of a transaction with Avast at that time. The M&A Committee also recommended continuing with the limited outreach to gauge interest from other potential strategic partners. AVG and Avast then terminated their discussions around a potential merger of equals or share exchange.

At the direction of the M&A Committee following the March 2 meeting, AVG management and representatives of Morgan Stanley contacted an additional nine financial sponsors and companies (excluding Avast) in the United States, Europe and Asia to gauge their interest in a potential strategic transaction with the Company. Of these, six entered into nondisclosure agreements and participated in subsequent meetings with the Company and its representatives to review non-public preliminary due diligence information concerning the Company in connection with a possible strategic transaction. Certain of the meetings and interactions between the Company and these financial sponsors and companies are described in more detail below.

Also in March 2016, AVG received an indication of renewed interest from Party C, as well as another expression of interest from Party H that was viewed as not actionable because it was contingent upon confirmation of unrealistic assumptions regarding AVG’s business. Morgan Stanley, on behalf of and at the request of the Company’s management, contacted Party B to determine whether it continued to have interest in a potential transaction. Party B indicated that it no longer had interest. Morgan Stanley also contacted, on behalf of and at the request of the Company’s management, two additional companies in March to determine whether there was interest in a potential transaction, but each company declined to engage.

On April 6, 2016, representatives of AVG, with representatives of Morgan Stanley in attendance, met with representatives of Party C to continue discussions regarding a possible strategic transaction. On April 7 and 11, representatives of AVG and Morgan Stanley held introductory meetings with an additional company and financial sponsor, respectively. Each declined to make an acquisition proposal. Morgan Stanley also met, on behalf of and at the request of the Company’s management, with a potential strategic acquirer on April 8, which did not express interest in a potential transaction. Also in mid-April, Party H informed AVG that it was no longer interested in a potential transaction and withdrew from discussions.

On April 13, 2016, AVG management, with representatives of Morgan Stanley in attendance, met with another financial sponsor, referred to as Party I, which indicated a preliminary view on valuation at a price per Share in the mid-$20.00s, subject to due diligence. Following such discussion, Party I entered into a non-disclosure agreement with AVG and was asked to provide a timetable on the diligence required for Party I to present a more concrete proposal. In May 2016, Party I commenced a due diligence process on the Company’s historic financial and operating data trends and performance of its various businesses.

Also in late April 2016, Party C contacted representatives of the Company to indicate a potential offer of up to a price per Share of $24.00, after which AVG responded to further due diligence requests from Party C in an effort to establish a more concrete written offer from Party C.

On April 21, 2016, at a meeting of the Management Board and Supervisory Board, Mr. Kovacs provided an overview of the Company’s discussions with potential financial and strategic partners. The Supervisory Board concluded that the Company’s stakeholders would be best served if the Company continued to remain open to favorable indications of interest, and directed the Management Board to continue the process of engaging with potential acquirers (including reaching out to parties that had previously expressed interest in a potential strategic transaction) under the direction of the M&A Committee with regular reports to the Supervisory Board.

On May 10, 2016, upon review of supplemental due diligence information provided by AVG, Party C informed Morgan Stanley that it was no longer interested in pursuing a potential strategic transaction.

On May 15, 2016, representatives of Avast contacted representatives of AVG to express interest at a price per Share of $25.00, indicating that Avast would be prepared to sign a definitive agreement by the end of the Company’s second quarter.

On May 17, 2016, the Management Board and Supervisory Board authorized Morgan Stanley to communicate to Avast that the Company was willing to engage in negotiations regarding a possible strategic transaction. At the direction of the Boards, Morgan Stanley requested a formal written proposal from Avast outlining Avast’s proposed price, process and timeline for such a transaction, and communicated that Avast would need to offer a higher price before the Boards would be willing to consider exclusive negotiations. The Supervisory Board further authorized the Management Board, working with Morgan Stanley, to request that other interested parties make formal written proposals outlining a price, process and timeline for a potential transaction.

On May 19, 2016, Avast submitted a written non-binding indicative offer to the Boards to acquire AVG at a price per Share of $25.00 and requested a three-week exclusivity period after completing initial due diligence.

On May 20, 2016, the Management Board and Supervisory Board met to discuss Avast’s written non-binding offer and the status of discussions with other potential acquirers. Representatives of Morgan Stanley provided a summary of the status of discussions with parties potentially interested in a strategic transaction with the Company, noting that of the financial sponsors and companies that representatives of the Company and Morgan Stanley had interacted with as part of the process, only two financial sponsors, Party I and a new Party J, in addition to Avast, continued to express an ongoing interest as of such time in a potential transaction with the Company and only Party I was actively engaged in a due diligence review of the Company. It was also acknowledged that each of Party B, Party D and Party H, all of which had previously indicated a higher preliminary price range, had been unwilling to confirm a price or make a formal offer. Orrick, Herrington & Sutcliffe LLP (“Orrick”), U.S. legal counsel to AVG, and Allen & Overy LLP (“Allen & Overy”), Dutch legal counsel to AVG, reviewed the role and duties of the Boards in considering a potential transaction and various procedural considerations. The Supervisory Board also determined that it would be advisable to form a new transaction committee (the “Transaction Committee”) of the Supervisory Board to facilitate oversight of discussions with Avast or other potential parties to a strategic transaction. The committee was composed of Supervisory Board directors Mr. Fuller, Mr. Eichler, Mr. Meeks and Mr. Tenwick. Numerous meetings of the Transaction Committee were held on an ad hoc basis during the period leading to execution of the Purchase Agreement, and the other members of the Supervisory Board were invited to participate in Transaction Committee meetings and did participate from time to time. The Supervisory Board also authorized the formal engagement of Morgan Stanley as its financial advisor and formally retained Orrick as outside U.S. legal counsel and Allen & Overy as outside Dutch legal counsel. The Supervisory Board then directed the Management Board to proceed with Avast on a non-exclusive basis and to advance discussions as rapidly as possible with the remaining two financial sponsors.

On May 20, 2016, AVG responded in writing to Avast that it was prepared to allow Avast to undertake a due diligence review of AVG and discuss the possible transaction, but was not willing to enter into exclusivity.

Later on May 20, 2016, on behalf of and at the direction of the Supervisory Board, Morgan Stanley communicated to Party I that it would need to accelerate its due diligence on account of the other alternatives under consideration by the Company.

On May 24, 2016, representatives of each of AVG and Avast held a meeting in London at the offices of White & Case LLP (“White & Case”), legal counsel to Avast, to discuss the initial scope and timetable for a first phase of legal, financial and tax due diligence. AVG’s management team also provided a presentation on AVG’s financial position and business outlook.

On May 25, 2016, AVG’s management, accompanied by representatives of Morgan Stanley, met with Party J to discuss a potential strategic transaction. Following such discussions, Party J did not express interest in pursuing such a transaction.

On May 27, 2016, the Supervisory Board met to discuss with the Management Board and the Company’s advisors various considerations in connection with a potential transaction, including the potential impact on stakeholders, strategic rationales for a transaction, corporate governance implications and timing risks. Mr. Kovacs presented the Management Board’s outlook on the Company’s business and discussed, among other things, positive indications from the Company’s Zen subscription offerings, improved product quality and increased mobile revenue, but also the challenges of structural market changes, including a decline in desktop computer sales and usage, slowing smartphone shipments and new competitive pressures. The Supervisory Board noted the Management Board’s outlook. The Supervisory Board then approved providing further due diligence materials to Avast and Party I.

On May 28, 2016, AVG and Avast signed a new mutual non-disclosure agreement, including agreement on customary standstill terms, and on May 30, 2016 agreed on a “clean team” protocol to allow representatives of Avast to conduct due diligence review of certain commercial information relating to AVG. Representatives of each of AVG and Avast also met telephonically to discuss the financial position of AVG and other matters relating to Avast’s due diligence review of AVG.

During the period beginning on May 28, 2016 and ending on June 11, 2016, AVG, Avast and their respective legal advisors exchanged lists of high-level issues and terms for a possible transaction and met in person or telephonically to negotiate such high-level issues and address due diligence questions and requests from Avast and its representatives on business, legal, financial and tax matters.

On June 1, 2016, Mr. Kovacs and Mr. Steckler met in person to discuss Avast’s ongoing due diligence process and the status of negotiations around high-level issues and terms. Mr. Steckler asserted that the previously indicated $25.00 price per Share would be challenging for Avast to confirm for various reasons. Mr. Kovacs reiterated to Mr. Steckler that any price below the $25.00 price per Share would not be acceptable to the Company and its Boards.

On June 11, 2016, Avast confirmed in writing its nonbinding proposal to acquire AVG at a price of $25.00 per Share, subject to confirmatory due diligence, which Avast proposed to carry out during a three-week exclusivity period. Avast also provided AVG with “highly confident” letters from its proposed lenders, Jefferies and Credit Suisse Securities (USA) LLC, relating to debt commitments under negotiation between Avast and such lenders.

On June 12, 2016, the Supervisory Board met with the Management Board and representatives of Orrick and Allen & Overy to receive an update on the process and discuss the Management Board’s ongoing evaluation of a potential sale versus the Company’s stand-alone plan. Allen & Overy explained the relevant Dutch law principles and practice when considering entry into exclusivity with a potential acquirer. Orrick then discussed the various issues raised in the high-level terms proposed by Avast, including treatment of employee equity, the appropriate choice of law and forum for any disputes in connection with a transaction and issues concerning the certainty of closing a transaction with Avast. The Management Board and Supervisory Board then concluded that the Company was not in a position to enter into exclusivity with Avast until further clarity was available on (1) the possibility that Party I would submit a proposal that would put the Company in a better position to improve the offer from Avast, (2) Avast’s strategy with respect to employees and customers, (3) the high-level proposed terms and conditions of the proposed Purchase Agreement, (4) Avast’s proposed sources and uses of funds for the transaction and (5) further information on the proposed scope of Avast’s confirmatory due diligence.

On June 13, 2016, following approximately ten additional due diligence meetings that occurred between May 20 and June 12, Party I indicated that it would be not be in a position to offer a premium to AVG’s current market price. In light of such communication, the Boards concluded that Party I’s expression of interest was no longer actionable.

On June 13, 2016, the Company requested further information from Avast regarding Avast’s strategy with respect to employees and customers, Avast’s proposed sources and uses of funds for the transaction and further information on the proposed scope of Avast’s confirmatory due diligence.

On June 14, 2016, Avast provided a supplementary letter that outlined funding sources, provided further detail on the scope of the proposed confirmatory due diligence and addressed how AVG’s stakeholders would be considered in the proposed transaction and post-closing. Avast’s letter outlined the premium that its offer represented to the market price of AVG’s shares, the benefits of a potential combination to AVG’s customers and confirmed that employment agreements and conditions would be respected and redundancy packages would be offered to any AVG employees affected as a result of the transaction.

On June 14, 2016, the Management Board and Supervisory Board agreed to permit further due diligence by Avast and, considering that no other potential parties had presented compelling proposals, agreed to grant Avast a three-week period of exclusivity, subject to negotiation of a mutually acceptable exclusivity agreement. After Morgan Stanley was excused from the meeting, the Supervisory Board then determined to retain an additional financial advisor, Bridge Street Securities, LLC (“Bridge Street”), to provide a second fairness opinion to the Supervisory Board in addition to the fairness opinion to be delivered to the Management Board and Supervisory Board by Morgan Stanley. The Supervisory Board hired an additional financial advisor based on its judgment that an additional financial advisor would potentially offer different perspectives to the Supervisory Board in its consideration of a possible sale and that such practice would be consistent with Dutch corporate governance best practices.

On June 15 and 16, 2016, representatives of each of White & Case and Orrick met telephonically to negotiate the terms of the proposed exclusivity agreement between AVG and Avast. On June 16, 2016, Avast and AVG entered into an exclusivity agreement providing Avast with a period of exclusivity until July 7, 2016.

On or about June 20, 2016, AVG received inquiries regarding a potential sale of the Company from representatives of two different companies. Neither company provided an indicative price, terms or timetable for a potential transaction. AVG was unable to engage with these parties due to its exclusivity agreement with Avast. On June 20, 2016, AVG, in accordance with its obligations under the exclusivity agreement, informed Avast that it had received two inbound inquiries regarding a potential acquisition proposal.

On June 21, 2016, the Supervisory Board met to, among other things, review and discuss with the Company’s legal advisors the timetable for a potential transaction and the conditional Asset Sale transaction structure.

On June 22, 2016, a representative of White & Case delivered an initial draft of the Purchase Agreement to representatives of Orrick and Allen & Overy.

On June 24, 2016, the Management Board and Supervisory Board met to consider the material issues presented by the initial draft of the Purchase Agreement received from White & Case. Mr. Anderson, Orrick and Allen & Overy discussed with the Supervisory Board the principle issues relating to deal certainty, the definition of a material adverse event, termination fees, financing risks, interim operating covenants, treatment of unvested employee equity, corporate governance concerns and other matters. Allen & Overy also discussed the potential adverse tax consequences that might apply to non-tendering shareholders of the Company after consummation of the tender offer if they were to receive consideration in the Asset Sale. It was determined that the Company would negotiate for an extended subsequent offering period so that in the event any shareholder of the Company opposed the transaction, such shareholder would not feel obligated to tender its shares to avoid adverse tax consequences if the Offer were successful.

The Supervisory Board then authorized the Management Board to work with its advisors to further negotiate the draft Purchase Agreement based on the issues list circulated by legal counsel to the Supervisory Board and the guidance provided by the Supervisory Board.

On June 26, 2016, a representative of Orrick provided a revised draft of the Purchase Agreement to White & Case and De Brauw Blackstone Westbroek N.V. (“De Brauw”), Dutch legal counsel to Avast.

On June 29, 2016, the Supervisory Board met to further review the Management Board’s analysis and preliminary views with respect to a transaction with Avast. The Management Board’s presentation discussed, among other things, the business outlook of the Company, the proposed transaction with Avast versus other alternatives, the strategic rationale for a transaction with Avast and the Management Board’s analysis of the transaction from the perspective of the Company’s stakeholders, including its shareholders, employees and customers. The Management Board noted that while the Company’s consumer business has remained profitable and the launch of AVG Zen has shown promise, the Company faces headwinds from a shrinking user base as more consumers move away from desktop solutions and from declining smartphone sales, as well as pressure from competitors with significantly greater scale and financial resources. In addition, the Management Board observed that growth of the Company’s SMB segment has not accelerated as quickly as expected, which would require the Management Board to undertake a review of rationalizing the costs associated with the SMB segment. Finally, it was noted that although the Company’s non-carrier mobile business has shown significant growth, it would require additional time before it contributes significantly to earnings. The Management Board and the Supervisory Board then discussed the implications of the business outlook and trends. Representatives of Morgan Stanley and Bridge Street each provided a preview of their respective views on valuation, and Orrick and Allen & Overy provided a summary of the principle open issues in the negotiation of the draft Purchase Agreement with Avast.

From June 29 through July 6, 2016, representatives of AVG, with the approval of the Supervisory Board and assisted by the Transaction Committee, held further discussions and negotiations with Avast, and their respective legal advisors conducted numerous telephonic meetings to discuss the terms and conditions of the draft Purchase

Agreement. During such time, discussions included details of the scope of the representations, warranties and covenants contained in the draft Purchase Agreement, the conditions under which Avast would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Avast’s sources of funds and financing commitments, the amount of the termination fees contemplated by the draft Purchase Agreement, Dutch corporate governance-related provisions and the structure of the proposed transaction, particularly relating to the Asset Sale. Orrick and White & Case also exchanged revised drafts of the Purchase Agreement, including the disclosure schedules related to the draft Purchase Agreement, and Allen & Overy and De Brauw exchanged revised drafts of the Asset Sale Agreement.

During this period, the Supervisory Board meetings at times included separate sessions in which the Supervisory Board met in executive session without presence of the Management Board or other members of management.

Also during this period, affiliates of TA Associates and CVP, each significant shareholders of the Company, agreed to enter into tender and support agreements with Avast to tender all of their Shares in the Offer and vote in support of the transactions contemplated by the draft Purchase Agreement.

On July 3, at the request of AVG and its representatives, representatives of Avast provided drafts of the debt commitment letters from Avast’s source of debt financing. The Company and its legal advisors reviewed such drafts and determined them to be in customary and acceptable form.

On July 4, 2016, Mr. Kovacs and Mr. Steckler met telephonically to discuss the status of negotiations. Mr. Steckler asserted that based on Avast’s confirmatory diligence, they were arriving at a price below the proposed $25.00 price per Share, and suggested they would need to address issues around price. Mr. Kovacs told Mr. Steckler that the Company would not engage in any further negotiations and would terminate the process if Avast were to reduce its proposed price.

On July 5, 2016, the Management Board met and, on the basis of the discussions at the June 29 Supervisory Board meeting and further progress on the terms of the draft Purchase Agreement, decided to support the transaction and recommend it to AVG’s shareholders, in each case subject to Supervisory Board approval, and resolved to recommend that the Supervisory Board approve the sale to Avast, subject to satisfactory resolution of the final open terms in the draft Purchase Agreement and the price per Share remaining firm at $25.00.

On July 6, 2016, the Supervisory Board met to review and discuss the terms of the draft Purchase Agreement, consider the Management Board’s presentation and recommendation and consider the opinions of Morgan Stanley and Bridge Street. The Management Board also provided an update on financial results for the quarter ended June 30, 2016, and the Boards and management determined that the Company should preannounce its revenue for the quarter ended June 30, 2016 prior to completion of its full quarterly financial statements and normally scheduled earnings release for the quarter given the weakness in revenue for the quarter. The Supervisory Board also discussed the Budget Case Projections and the Lower Growth Case Projections, approved the use of those projections by Morgan Stanley and Bridge Street in connection with their valuation analyses and acknowledged that the Lower Growth Case Projections were reflective of the trends described at the meeting in the Management Board’s presentation.

At the request of the Boards, Morgan Stanley delivered its oral opinion (which was subsequently confirmed in writing as of July 6, 2016) to the Boards to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, (a) the $25.00 per Share, in cash, without interest and less any applicable withholding taxes, to be paid to the holders of Shares pursuant to the Purchase Agreement in the Offer and during the Subsequent Offering Period was, in each case, fair from a financial point of view to such holders of Shares and (b) the consideration to be paid to AVG in the Asset Sale pursuant to and in accordance with the Transaction Documentation was fair from a financial point of view to

AVG. The full text of Morgan Stanley’s written opinion dated July 6, 2016 is attached to this Schedule 14D-9 as Annex A. At the same meeting and at the request of the Supervisory Board, Bridge Street delivered its oral opinion (which was subsequently confirmed in writing as of July 6, 2016) to the effect that, as of that date and based on and subject to the various considerations to be described in its written opinion, the $25.00 per ordinary share in cash to be paid to the holders of Shares (other than Purchaser, AVG and their respective affiliates) in the Offer was fair, from a financial point of view, to such holders and the consideration to be paid to AVG in the asset sale was fair, from a financial point of view, to AVG. The full text of Bridge Street’s written opinion dated July 6, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex B. Orrick reviewed the material terms of the Purchase Agreement and updated the Supervisory Board regarding changes to the terms discussed at the prior meeting. Allen & Overy then reviewed the Asset Sale Agreement and discussed the Supervisory Board’s fiduciary duties, which it had previously reviewed in detail with the Supervisory Board in the June 29 meeting and on other occasions.

The Management Board, management team and financial advisors were then excused from the meeting and the Supervisory Board met separately with Orrick and Allen & Overy. The Supervisory Board then unanimously resolved that the Purchase Agreement was in the best interests of the Company, its business and strategy, and its shareholders, employees, customers and other stakeholders, and approved the Purchase Agreement and the transactions contemplated thereby.

Later on July 6, 2016, the parties finalized the Purchase Agreement and related schedules, including the Asset Sale Agreement. The Company and Avast then executed the Purchase Agreement and prior to the opening of the markets in the United States on July 7, 2016, issued a joint press release announcing the transaction. On the same day the Company pre-announced revenue for the quarter ended June 30, 2016, estimating it to be in the range of $104 million to $106 million.

Reasons for the Recommendation of the Boards

In evaluating the Purchase Agreement, the Offer, the Asset Sale, the Dissolution and the other transactions contemplated by the Purchase Agreement, the Boards consulted regularly with senior management of the Company, as well as with representatives of Morgan Stanley, Orrick and Allen & Overy, and the Supervisory Board also consulted with Bridge Street. In the course of (i) approving the terms of, and the transactions contemplated by, the Purchase Agreement, (ii) determining to support the Offer and the transactions contemplated thereby, (iii) recommending the Offer for acceptance to Company shareholders, in each case, subject to the terms and conditions of the Company Documents, and (iv) concluding that the Offer and the transactions contemplated by the Purchase Agreement are in the best interest of the Company, its business and strategy and its shareholders, employees, customers and other stakeholders, the Boards considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Boards, supported such determinations, in addition to the factors mentioned above in “—Background of the Purchase Agreement”:

Offer Price Considerations

The Boards considered certain factors concerning the adequacy of the Offer Price, including, among other things:

•	Premium to Market Price. The Boards considered the relationship of the Offer Price to the historical market prices of the Shares, including that the Offer Price represents a premium of 33% over the $18.79 closing price per Share on July 6, 2016 (the trading day immediately prior to the announcement of the Offer) and 32% over the average volume weighted price per Share over the six months prior to July 6, 2016.

•	Cash Consideration. The Boards considered the fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides Company shareholders with immediate liquidity and a high degree of certainty of value.

•	Morgan Stanley’s and Bridge Street’s Fairness Opinions. The Boards considered the financial analyses and presentations of Morgan Stanley to the Boards, and the Supervisory Board also considered the financial analyses and presentation of Bridge Street to the Supervisory Board. The Boards considered the opinion delivered by Morgan Stanley to the Boards, and the Supervisory Board considered the opinion delivered by Bridge Street to the Supervisory Board (each, a “Fairness Opinion”) on the fairness of the Offer Price to the Company’s shareholders and of the Asset Sale Consideration to the Company, each as further described and summarized in the sections entitled “—Background of the Purchase Agreement” and “—(d) Opinions of Financial Advisors” in this Item 4. The full text of Morgan Stanley’s Fairness Opinion is attached hereto as Annex A. The full text of Bridge Street’s Fairness Opinion is attached hereto as Annex B.

•	Extensive Process. The Boards considered the fact that Parent and the Company had previously discussed several potential transaction proposals (as described above in “—Background of the Purchase Agreement”) but that those discussions were terminated because the Boards concluded that these proposals were inadequate with respect to price and other terms. The Boards noted that the Company had considered various other in-bound expressions of interest over an extended period (as described above in “—Background of the Purchase Agreement”), but that none resulted in a formal proposal that was superior to the offer from Avast. The Boards also reviewed the extensive process conducted by the Company, at the direction of the Supervisory Board and with the assistance of Morgan Stanley, from March through June of 2016 to gauge interest from other companies and financial sponsors in a strategic transaction with the Company. The Boards noted that the process involved contacts with nine financial sponsors and companies in addition to the numerous other potential parties previously in contact with the Company. The Board considered that the Offer Price was the highest value that was available to the Company following such process and that there was no indication that a more favorable offer would later arise.

Business Considerations

The Boards considered certain business factors, including, among other things:

•	Business Outlook Challenges and Prospects of the Company. The Boards are familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Boards considered challenges in the Company’s business outlook if it were to continue on a stand-alone basis, which included (i) structural market changes, including consumer behavior and competitive threats, (ii) declining revenue contribution of the Company’s legacy third-party search business and (iii) a longer path than expected to profitability for the SMB segment. The Boards believe, on the basis of these considerations, and taking into account the strategic rationale for the Offer and available strategic alternatives, that the transactions contemplated by the Purchase Agreement are the best manner in which to promote the sustainable success of the Company’s business going forward and that the Offer Price fairly reflects the Company’s intrinsic value, including its potential for future growth.

Other Transactional Considerations

The Boards also considered a number of other considerations, including, among other things:

•	Likelihood of Consummation. The Boards considered that the Offer would likely be consummated after taking into account the relatively limited nature of the conditions of the Offer, including the absence of any financing condition and the likelihood that the transaction will be approved by the requisite regulatory authorities. The Boards also considered the debt commitments obtained by Parent prior to execution of the Purchase Agreement.

•

Minimum Condition; Terms of the Offer. The Boards also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Purchaser may not, without the consent of the Company, waive or change the Minimum Condition or change the terms of the Offer in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer,

(iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise changes the Offer in a manner adverse to the Company’s shareholders. The Boards also considered that the Minimum Condition will be reduced from the 95% to 80% percent if the Company’s shareholders approve the Asset Sale and related matters at the EGM, which has the effect of increasing certainty of completing the transaction.

•	Speed of Completion. The Boards considered the anticipated timing of the consummation of the transactions contemplated by the Purchase Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Purchase Agreement, should allow Company shareholders to receive the consideration for their Shares in a relatively short timeframe. The Boards considered that the potential for closing in a relatively short timeframe would also reduce the amount of time in which the Company’s business would be subject to potential disruption and uncertainty pending closing.

•	Terms of the Purchase Agreement. The Boards considered the terms and conditions of the Purchase Agreement, including the parties’ representations, warranties and covenants, and ability to terminate the Purchase Agreement. The Boards noted that the termination or “break-up” fee provisions of the Purchase Agreement could have the effect of discouraging competing third party proposals, but that such provisions are customary under U.S. market standards for transactions of this size and type. The Boards considered that the $42.4 million termination fee, representing approximately 3.25% of the aggregate equity value of the Company valued at the Offer Price, was reasonable, particularly in light of the extensive process conducted by the Boards with the assistance of management and representatives of Morgan Stanley. The Boards also noted that the termination fee was necessary to induce Parent to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and of customary terms and conditions relating to the exclusivity provisions, would not under the circumstances preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for the Company. The Boards considered that the Purchase Agreement permits the Company and the Supervisory Board to respond to a competing proposal that the Supervisory Board determines is a superior proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that the Company pay Parent the termination fee if the Company terminates the Purchase Agreement to accept a superior proposal. The Boards also considered the fact that Parent would be required to pay a reverse termination fee to the Company of $73.0 million under certain circumstances set forth in the Purchase Agreement. The Boards considered that, under the terms of the Purchase Agreement, the Company has agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Boards further considered that these covenants may limit the ability of the Company to pursue business opportunities that it would otherwise pursue. The Board also considered the protection afforded by the Parent’s covenants relating to regulatory clearances and obtaining the debt financing required to complete the transaction.

•

Asset Sale and Dissolution. The Boards determined that providing for the alternative of the Asset Sale, subject to approval by the Company’s shareholders, would enhance certainty of completing the transaction. The Boards considered that the Asset Sale structure has become a customary restructuring alternative in the Netherlands and further considered the terms of the Asset Sale and Dissolution and that the holders of the Shares would receive the same price per Share as would be paid in the Offer, subject to withholding tax. The Boards duly considered the requirement of the Purchaser to obtain full ownership of the Company’s business to fully integrate the respective businesses of Avast and the Company and realize the full potential of the operational, commercial, organizational, financial and tax benefits of the combined companies. The Boards also noted that timely and efficient integration of the combined companies would substantially enhance the sustainable success of the business of the combined companies. The Boards decided, also taking into account the legal advice confirming this position, that pre-approving the Asset Sale would allow the Company to gain greater certainty on the completion of the Offer and its stakeholders realizing the overall benefits of the transactions contemplated thereby, including by the lowering of the Minimum Condition to 80%, without disproportionately harming any stakeholder’s interests including those of any non-tendering shareholders. In this respect the Boards also noted that the Asset Sale is conditioned on approval by the Company’s shareholders at the EGM.

•	Subsequent Offering Period. The Boards considered the requirement that Purchaser commence a Subsequent Offering Period after the closing of the initial Offer and, if the Buyer publicly announces its intention to implement the Asset Sale, a final Minority Exit Offering Period, which they considered important because such Subsequent Offering Period and Minority Exit Offering period would allow holders of Shares who may be subject to different and potentially adverse withholding tax treatment on the consideration received in respect of their Shares in the Asset Sale and Dissolution (as compared to the Offer) an additional opportunity to tender their Shares into the Offer and avoid any such disparate treatment with the knowledge that the Asset Sale and Dissolution would be consummated.

•	Compulsory Acquisition. The Boards considered the fact that the Purchase Agreement requires Purchaser to commence statutory buy-out proceedings under Dutch law in order to acquire the Shares held by non-tendering shareholders as soon as Purchaser and its affiliates (other than the Company) hold for their own account at least 95% of the Shares then outstanding, in which case the Purchaser may not initiate the Asset Sale and Dissolution, thereby avoiding potential adverse tax consequences to non-tendering shareholders.

•	Tender and Support Agreements. The Board considered that certain shareholders of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Tender Agreements, to tender their Shares, representing approximately 15.8% of the Shares (based on Shares outstanding as of July 25, 2016).

•	No Ongoing Equity Interest in the Company. The Boards considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company going forward, meaning that the shareholders will cease to participate in the Company’s future growth or to benefit from increases in the value of the Shares.

•	Failure to Close. The Boards considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Subsequent Reorganization were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Boards also considered the fact that, if the Offer and the Subsequent Reorganization are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

•	Effect of Announcement. The Boards considered the effect of the public announcement of the transaction on the Company’s operations, Share price and employees, as well as its ability to attract and retain key personnel while the transaction is pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

•	Interests of the Company’s Directors. The Boards considered the financial interests of the directors of the Boards in the transactions contemplated by the Purchase Agreement, including the Offer, as described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—(a) Arrangements with Non-Executive Directors, Executive Officers and Affiliates of AVG”, and considered whether a potential conflict of interest existed in relation to any of the directors of the Boards, concluding that this was not the case.

•	Tax Treatment. The Boards considered that receipt of the cash consideration by the U.S. holders of Shares in the Offer and the Reorganization will be a taxable transaction for such holders for U.S. federal income tax purposes. The Boards also considered the potentially adverse tax treatment of amounts received by AVG shareholders in connection with the Subsequent Reorganization for Shares that are not tendered in the Offer.

Other Stakeholder Considerations

The Boards considered certain stakeholder considerations, including:

•	Employees. The Boards considered that, while Parent was unwilling to permit acceleration of unvested employee equity awards upon closing of the Offer without a reduction of the Offer Price, the Continuing Employees would be part of a stronger combined company than a standalone entity. In addition, the Boards considered Parent’s agreement to provide each Continuing Employee with compensation that is substantially comparable in the aggregate to what such Continuing Employee was entitled to immediately prior to the date of the Offer Closing, and benefits that are substantially comparable in the aggregate to either benefits generally made available as of the date of the Purchase Agreement by AVG or by Parent to similarly situated employees of Parent, as determined in Parent’s discretion. The Boards also noted Parent’s intention to give fair opportunities to the management, staff and employees of the Company and Parent to hold positions where reasonably possible taking into account a process aimed to select the best person for the job.

•	Strength of Combined Companies. The Boards considered the combined experience and resources of the Company and Parent in the mobile and PC security business and the potential benefits of such experience and resources to the Company’s employees, customers and partners, and that the combination of Parent and the Company would create a stronger and more sustainable business.

•	Board Composition. The Boards considered the provisions of the Purchase Agreement that require the Independent Directors to remain on the Supervisory Board after completion of the Offer until the earlier of (i) such time after the Offer Closing as the Purchaser owns 100% of the outstanding Shares and (ii) the date the liquidation of the Company shall have been duly completed. The Boards noted that Independent Directors would remain on the Supervisory Board in order to protect certain interests of non-tendering shareholders, including in the Asset Sale, Dissolution and Liquidation Distribution or the Compulsory Acquisition and that their affirmative vote will be required for approving any restructurings which could reasonably be expected to lead to unequal treatment of non-tendering shareholders.

The discussion of foregoing factors considered by the Boards is intended to be a summary, and is not intended to be exhaustive; rather it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the Boards did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Purchase Agreement and the transactions contemplated thereby (including the Asset Sale and Dissolution and the Compulsory Acquisition) were fair to and in the best interests of the Company, its business and strategy, and its shareholders, employees, customers and other stakeholders, (ii) determining to support the Offer and the transactions contemplated thereby and (iii) recommending the Offer for acceptance to the Company shareholders, in each case, subject to the terms and conditions of the Company Documents. Rather, the Boards made their determination based on the totality all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.

(c) Intent to Tender

As of July 25, 2016, the members of the Boards, as a group, beneficially owned 134,857 Shares (excluding any Shares deliverable upon exercise of any Options and shares underlying RSUs and PSUs), representing approximately 0.3% of the then outstanding Shares. The Company has been advised that all of the members of the Boards who own Shares intend to tender such Shares pursuant to the Offer.

As an inducement to Parent’s and Purchaser’s willingness to enter into the Purchase Agreement, the Company, Parent and Purchaser entered into Tender Agreements (the “Tender Agreements”) with CVP and certain affiliates of TA Associates (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender and not withdraw all Shares beneficially owned by such Committed Shareholders or their controlled affiliates into the Offer, promptly, and in any event no later than 10 business days following the commencement of the Offer (or in the case of Shares acquired after the date of the respective Tender Agreement, promptly and in any event prior to the Expiration Time), free and clear of all liens. The Committed Shareholders collectively held 8,036,720 Shares, constituting approximately 15.8% of the outstanding Shares as of July 25, 2016.

Pursuant to the Tender Agreements, the Committed Shareholders have agreed to vote all of their Shares, among other things, (i) to approve the Subsequent Reorganization, (ii) to provide discharge (effective upon the Acceptance Time) to the existing members of the Boards and appoint such new members to the Boards as designated by Purchaser to replace the resigning members, (iii) for the Asset Sale, (iv) against any Alternative Transaction Proposal (as defined in the Purchase Agreement) or any proposal relating to an Alternative Transaction Proposal, (v) against any acquisition agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Purchase Agreement, the Asset Sale Agreement and the Subsequent Reorganization), (vi) against any proposal, action or agreement that would reasonably be expected to (a) prevent or nullify any provision of the Purchase Agreement, (b) result in a material breach of any covenant, representation or warranty or any other obligation or agreement contained in the Purchase Agreement, (c) result in any of the conditions to the tender offer not being fulfilled, or (d) prevent or materially delay or impede the consummation of the Offer or the Asset Sale, and (vii) to approve any other matter submitted by the Company for shareholder approval at the EGM at the request of Purchaser and related to the transactions contemplated by the Purchase Agreement, provided, however, that the Boards have recommended (and not withdrawn in accordance with the Purchase Agreement) that the shareholders of AVG vote to approve such proposal.

In addition, the Committed Shareholders have agreed that they will not, other than pursuant to the Tender Agreements, the Purchase Agreement or the Schedule TO and the exhibits thereto, including the Offer to Purchase, the Letter of Transmittal and the summary advertisement related to the Offer, (i) transfer, offer to transfer, or consent to any transfer of any or all of the Committed Shareholders’ Shares, equity interests in the Company or any interest therein without the prior written consent of Parent (other than permitted transfers or transfers by operation of law), (ii) enter into any contract, option or other agreement with respect to any transfer of any or all the Committed Shareholders’ Shares, equity interests in the Company or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of Committed Shareholders’ Shares or equity interests in the Company inconsistent with the Committed Shareholder’s voting or consent obligations under the Tender Agreements or (iv) deposit any or all of the Committed Shareholders’ Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Committed Shareholders’ Shares or equity interests in the Company inconsistent with the Committed Shareholder’s voting or consent obligations in the Tender Agreements.

The Committed Shareholders have also agreed in the Tender Agreements to (i) not directly or indirectly, (A) solicit, initiate or take any action knowingly to facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction Proposal, (B) enter into, continue or otherwise knowingly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way that could otherwise be expected to lead to, any Alternative Transaction Proposal and (ii) cease and cause any of its controlled affiliates and its and their respective representatives to cease and cause to be terminated any and all existing discussions or negotiations with any person previously conducted with respect to any Alternative Transaction Proposal and to cease and terminate any existing solicitation, discussion or negotiation with any third party with respect to any Alternative Transaction Proposal conducted by such Committed Shareholder, its controlled affiliates or its and their respective representatives.

The Tender Agreements may be terminated upon the earliest of (i) the mutual written agreement of Parent and the Committed Shareholder, (ii) the Closing, (iii) the acquisition by Parent or Purchaser of 100% of the outstanding Shares, (iv) the termination of the Purchase Agreement in accordance with its terms, or (v) the date on which there is any modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Price or changes the form of the Offer Price.

The foregoing description of the Tender Agreements is qualified in its entirety by the full text of the Tender Agreements, copies of which are filed as Exhibits (e)(4) and (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

(d) Opinions of Financial Advisors

Opinion of AVG’s Financial Advisor (Annex A)

Morgan Stanley was retained by AVG to act as its financial advisor in connection with AVG’s review of its strategic alternatives, including a potential sale of AVG, and to render a financial opinion in connection with a possible sale of AVG. The Boards selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in AVG’s industry and its knowledge of the business and affairs of AVG. On July 6, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Boards to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, (a) the Offer Price to be paid to the holders of Shares pursuant to the Purchase Agreement in the Offer and during the Subsequent Offering Period was, in each case, fair from a financial point of view to such holders of Shares and (b) the Asset Sale Consideration to be paid to AVG in the Asset Sale pursuant to and in accordance with the Purchase Agreement and the Asset Sale Agreement (collectively, the “Transaction Documentation”) was fair from a financial point of view to AVG. For purposes of Morgan Stanley’s opinion, “Asset Sale Consideration” was defined as an amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Closing.

The full text of the written opinion of Morgan Stanley delivered to the Boards, dated July 6, 2016, is attached as Annex A and incorporated by reference into this Schedule 14D-9 in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. AVG shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Boards and addresses only the fairness, from a financial point of view, of the Offer Consideration to be paid to the holders of Shares in the Offer and during the Subsequent Offering Period and the Asset Sale Consideration to be paid to AVG in the Asset Sale, in each case, pursuant to the Transaction Documentation as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Transaction Documentation (the “Transactions”) and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holders of Shares should vote or act in connection with the EGM or any other matter. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of AVG;

•	reviewed certain internal financial statements and other financial and operating data concerning AVG;

•	reviewed certain financial projections prepared by the management of AVG;

•	discussed the past and current operations and financial condition and the prospects of AVG with senior executives of AVG;

•	reviewed the reported prices and trading activity for the Shares;

•	reviewed public information with respect to certain other companies in lines of businesses Morgan Stanley believed to be generally relevant in evaluating the business of AVG;

•	reviewed the financial terms and the premia paid, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of AVG and Avast and their financial and legal advisors;

•	reviewed the Transaction Documentation, the draft commitment letter from certain lenders substantially in the form of the draft dated July 3, 2016 (the “Commitment Letter”) and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by AVG, and formed a substantial basis for this opinion. With respect to the financial projections, Morgan Stanley assumed that such financial projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AVG of the future financial performance of AVG. In addition, Morgan Stanley assumed that the Transactions would be consummated in accordance with the terms set forth in the Transaction Documentation without any waiver, amendment or delay of any terms or conditions and that Avast would obtain financing in accordance with the terms set forth in the Commitment Letter. In connection with the Asset Sale, Morgan Stanley assumed that (a) all assets and liabilities of AVG would be transferred to Buyer in connection with the Asset Sale without any adverse effect on AVG, (b) the consummation of the Asset Sale and Liquidation Distribution would occur without delay after the closing of the Offer and the Subsequent Offering Period and (c) the promissory note issuable to AVG in connection with the Asset Sale pursuant to the Transaction Documentation would have a principal amount equal to the Offer Consideration multiplied by the total number of outstanding Shares held beneficially or of record by Avast, Buyer and their affiliates immediately prior to the Closing and a market interest rate.

Morgan Stanley did not take into account tax consequences of the Transactions to any holders of Shares for purposes of its opinion. Morgan Stanley did not review and did not give an opinion on the question of whether the Offer Price is the fair price (billijke prijs) within the meaning of Section 5:80a of the Dutch Financial Supervision Act (Wet financieel toezicht).

Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the consummation of the Transactions no delays, limitations, conditions or restrictions would be imposed that would have a material and adverse effect on, or otherwise reduce, the expected benefits of the Offer to the holders of Shares or the expected benefits of the Asset Sale to AVG or that would otherwise have a material and adverse effect on the holders of Shares or AVG or any of its affiliates, respectively. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of AVG and its legal advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of AVG’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of Shares in the Transactions and Morgan Stanley’s opinion did not address the relative merits of any of the Transactions as compared to alternative transactions, restructuring measures or strategies that might have been available to AVG or the merits of the underlying decision by AVG to engage in any of the Transactions. Morgan Stanley did not made any independent investigation, valuation or appraisal of any of the assets or liabilities of AVG or any of its subsidiaries, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of July 6, 2016. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 6, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. With respect to the following summaries of financial analyses performed by Morgan Stanley, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below. In conducting certain of its analyses, Morgan Stanley received from AVG’s management and used financial projections for AVG called the “Budget Case” and the “Lower Case” (in each case as defined and discussed in more detail in “Item 8. Additional Information–(d) Certain AVG Management Projections” beginning on page 59 of this Schedule 14D-9). AVG’s management also directed Morgan Stanley to adjust the financial projections included in the Budget Case to reflect constant EBITDA margins throughout the forecasting period, which adjusted Budget Case was discussed with, and approved by, AVG’s management (and is referred to in this section as the “Flat Margin Case”). Certain of the analyses below were based on estimated cash of approximately $101 million and estimated debt of approximately $219 million, in each case, as provided by AVG’s management as of June 30, 2016. Additionally, unless stated otherwise, the various analyses below were based on the closing price of $18.72 per Share as of July 5, 2016, and are not necessarily indicative of current market conditions.

Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Comparable Company Multiples Analysis

Morgan Stanley performed a comparable company multiples analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for AVG with comparable publicly available consensus equity analyst research estimates for 15 selected security and consumer companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similar risk profiles, similar EBITDA margin profile, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics. For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (“AV”), to estimated revenue, EBITDA and unlevered free cash flow (“uFCF”) for calendar year 2017 for the selected companies. Morgan Stanley excluded from the portion of its analysis relating to uFCF three of the selected companies for which consensus estimates of uFCF were not meaningful or not applicable for calendar year 2017. A list of the selected companies and a summary of Morgan Stanley’s analysis is provided below:

•	Absolute Software Corporation

•	Bankrate, Inc.

•	Barracuda Networks, Inc.

•	Check Point Software Technologies Ltd.

•	Fortinet, Inc.

•	F-Secure Corporation

•	IAC/InterActiveCorp

•	Kingsoft Software

•	Qihoo 360 Technology Co. Ltd.

•	Shutterfly, Inc.

•	Symantec Corporation

•	Trend Micro Incorporated

•	Vasco Data Security International, Inc.

•	WebMD Health Corp.

•	Zix Corporation

Summary of Selected Company Statistics	CY2017E AV / Revenue	CY2017E AV / EBITDA	CY2017E AV / FCF
Minimum	0.9x	4.0x	5.9x
Median	2.3x	9.5x	11.1x
Maximum	5.6x	15.9x	15.9x

Morgan Stanley calculated the AV of each of the selected companies as such company’s fully diluted market capitalization, plus total debt, plus non-controlling interests, less cash, cash equivalents, short-term investments and liquid long-term investments. For purposes of this analysis (and, with respect to AVG, certain of the other analyses described below), Morgan Stanley utilized publicly available consensus analyst estimates of revenue and EBITDA compiled by Thomson Reuters and uFCF (calculated from levered free cash flow estimates from Capital IQ plus tax affecting interest compiled from Thomson Reuters) for AVG as of July 5, 2016 (the “Street Case”) and for the selected companies as of July 5, 2016. Equity analysts typically calculate EBITDA as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation and charges.

Based on its analysis of the relevant metrics for the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of multiples of AV to revenue, EBITDA and uFCF and applied these ranges of multiples to the estimated relevant metric for AVG, in each case as shown below.

Based on this analysis, Morgan Stanley calculated the estimated implied value per Share as follows:

Financial Statistic	Comparable Company Representative Multiple Ranges	Implied Value Per Share
Aggregate Value to Estimated 2017 Revenue of $474MM	1.0x – 3.0x	$6.87 – $24.95
Aggregate Value to Estimated 2017 EBITDA of $172MM	5.0x –10.0x	$14.31 – $30.48
Aggregate Value to Estimated 2017 uFCF of $119MM	8.0x –13.0x	$16.15 – $27.40

No company utilized in the comparable company multiples analysis is identical to AVG. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond AVG’s and Morgan Stanley’s control. These include, among other things, comparable company growth, profitability and customer concentration, the impact of competition on AVG’s businesses and the industry generally, industry growth and the absence of any adverse material change in AVG’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Analysis

Morgan Stanley performed a sum-of-the-parts analysis with respect to AVG. This valuation methodology is designed to provide an implied public trading value of a company by comparing segments of a company’s business to trading levels of other companies engaged in a similar business, and aggregating the implied valuations of each segment. Morgan Stanley compared certain financial information of AVG with publicly available information for peers that operate in and are exposed to similar lines of business as the following primary lines of AVG’s business: (1) consumer, (2) mobile, (3) SMB and (4) search.

With respect to the consumer and search lines of business, Morgan Stanley analyzed, as of July 5, 2016, the ratio of aggregate value to estimated calendar year 2017 EBITDA based on publicly available consensus equity analyst research estimates and trading data for peer companies.

With respect to mobile and SMB, Morgan Stanley did not include multiple ranges based on comparable EBITDA metrics due to the limited usefulness of valuing the mobile and SMB businesses on an EBITDA basis given their relatively low EBITDA levels, and instead analyzed, as of July 5, 2016, the ratio of AV to estimated calendar year 2017 revenue based on publicly available consensus equity analyst research estimates and trading data for peer companies.

With respect to AVG’s overhead that is unallocated to any business area (“Other Corporate Income”), Morgan Stanley analyzed the ratio of AV to estimated calendar year 2017 EBITDA based on an implied EBITDA multiple calculated by comparing the sum of the indicative value ranges for each of the above referenced business lines to the total estimated calendar year 2017 EBITDA for such business lines.

Based on its professional judgment and experience, Morgan Stanley selected a representative range of 2017 financial multiples by business line as described above and applied this range of multiples to the relevant financial statistics for each of AVG’s business lines derived from (a) the Budget Case, (b) the Lower Case and (c) the Street Case to determine an indicative value range by business line. Morgan Stanley then summed the indicative value ranges for each business line and Other Corporate Income to arrive at indicative value ranges for the AV of AVG.

A summary of Morgan Stanley’s analysis is below:

Board Budget Case:

Financial Statistic	2017E Revenue	2017E EBITDA	2017 AV /Rev or EBITDA Multiple	Indicative Aggregate Value Range ($ in millions)
Consumer	$280	$150	EBITDA: 5.0x – 6.0x	$749 – $899
Mobile	$122	$37	Revenue: 3.0x – 5.0x	$366 – $610
SMB	$74	$5	Revenue: 1.0x – 3.0x	$74 – $223
Search	$50	$41	EBITDA: 1.0x – 3.0x	$41 – $122
Other Corporate Income	$0	$(31)	EBITDA: 5.3x – 8.0x	$(166) – $(250)

Based on the above analysis, Morgan Stanley estimated the implied range of equity values per Share to be $18.23 to $28.35 for the Budget Case.

Lower Case:

Financial Statistic	2017E Revenue	2017E EBITDA	2017 AV / Revenue or EBITDA Multiple	Indicative Aggregate Value Range ($ in millions)
Consumer	$247	$126	EBITDA: 5.0x – 6.0x	$628 – $754
Mobile	$122	$43	Revenue: 3.0x – 5.0x	$367 – $612
SMB	$66	$9	Revenue: 1.0x – 3.0x	$66 – $197
Search	$34	$26	EBITDA: 1.0x – 3.0x	$26 – $79
Other Corporate Income	$0	$(44)	EBITDA: 5.3x – 8.0x	$(232) – $(350)

Based on the above analysis, Morgan Stanley estimated the implied range of equity values per Share to be $14.22 to $22.53 for the Lower Case.

Street Case:

Financial Statistic	2017E Revenue	2017E EBITDA	2017 AV / Revenue or EBITDA Multiple	Indicative Aggregate Value Range ($ in millions)
Consumer	$249	$133	EBITDA: 5.0x – 6.0x	$664 – $797
Mobile	$123	$46	Revenue: 3.0x – 5.0x	$370 – $617
SMB	$66	$10	Revenue: 1.0x – 3.0x	$66 – $199
Search	$35	$28	EBITDA: 1.0x – 3.0x	$28 – $84
Other Corporate Income	$0	$(44)	EBITDA: 5.3x – 8.0x	$(230) – $(345)

Based on this analysis, Morgan Stanley estimated the implied range of equity values per Share to be $15.06 to $23.64 for the Street Case.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity valuation analysis based on estimated calendar year 2018 EBITDA. Based on its professional judgment and experience, Morgan Stanley applied a selected range of multiples of 6.0x to 8.0x to estimated calendar year 2018 EBITDA in each of the Budget Case, the Flat Margin Case and the Lower Case, Morgan Stanley calculated the estimated equity value for AVG and discounted each value for two years at AVG’s cost of equity of 8.8% as of July 5, 2016 and calculated a range of potential values per Share. Based on this analysis, Morgan Stanley estimated the following range of potential values per Share: (a) $26.10 to $33.26 for the Budget Case, (b) $22.87 to $29.15 for the Flat Margin Case, and (c) $20.05 to $25.63 for the Lower Case.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of implied equity values per Share based on a discounted cash flow analysis to value AVG as a stand-alone entity.

In performing its discounted cash flow analysis, Morgan Stanley first calculated AVG’s estimated uFCFs, which it defined as EBITDA, less (a) taxes, (b) stock-based compensation expense, (c) net changes in working capital, and (d) capital expenditures. The Budget Case, the Flat Margin Case and the Lower Case estimates of uFCF through calendar year 2020 were based on projections prepared by AVG’s management, and the estimated uFCF of AVG for calendar years 2021 through 2025 and the estimated terminal EBITDA of AVG in calendar year 2025 were based on extrapolations of such estimates discussed with and approved by AVG’s management. For purposes of the discounted cash flow analysis, Morgan Stanley calculated the net present value of free cash flows for AVG for the second half of calendar year 2016 through calendar year 2025. Morgan Stanley then estimated AVG’s undiscounted terminal value by applying a representative range of terminal values to EBITDA multiples of 5.0x to 7.0x, which were selected based on Morgan Stanley’s analysis and upon the application of its professional judgment and experience, to the estimated terminal value of AVG’s EBITDA in calendar year 2025 for each of the Budget Case, the Flat Margin Case and the Lower Case. Morgan Stanley then discounted the free cash flows and terminal values back to June 30, 2016 using a range of discount rates of 7.3% to 9.8%.

Based on AVG’s estimated net debt balance and the number of Shares outstanding, in each case as of June 30, 2016, Morgan Stanley calculated the following estimated ranges of implied value per Share as of June 30, 2016: (A) $28.71 to $37.61 based on the Budget Case; (B) $24.80 to $32.56 based on the Flat Margin Case; and (C) $21.96 to $28.97, based on the Lower Case.

Precedent Multiples Analysis

Using publicly available information, information from research analysts and information from Morgan Stanley’s transaction database, Morgan Stanley reviewed selected acquisitions of publicly traded software and internet companies that had next twelve month (“NTM”) over last twelve month (“LTM”), growth rates of less than 10% (with the exception of two of the transactions listed below which had NTM / LTM growth at time of acquisition of 15% and 14%, respectively, and were included due to their consumer profile). Morgan Stanley, using its professional judgment and experience, generally considered the provided selection criteria relevant for purposes of its precedent multiples analysis. The following is a list of the software and internet transactions reviewed (Target/Acquiror):

Advent Software, Inc. / TPG Capital, L.P.

Ancestry.com Inc. / Permira Advisers Ltd.

AOL Inc. / Verizon Communications Inc.

Blue Coat, Inc. / Thoma Bravo, LLC

Bankrate Inc. / Apax Partners LLP

BMC Software, Inc. / Bain Capital Partners, LLC; Golden Gate Capital

Compuware Corporation / Thoma Bravo, LLC

Digital River, Inc. / Siris Capital Group, LLC

Exact Holding NV / Apax Partners LLP

JDA Software Group, Inc. / Red Prarie Corporation

Interactive Data Corporation / Investor Group

Lawson Software, Inc. / Infor, Inc.; Golden Gate Capital

McAfee, Inc. / Intel Corporation

Novell, Inc. / The Attachmate Group, Inc.

Opera Software ASA / Chinese Consortium

OPOWER, Inc. / Oracle Corporation

Orbitz, Inc. / Expedia, Inc.

Primedia Inc. / TPG Capital, L.P.

Quest Software, Inc. / Dell Inc.

Quest Software, Inc. / Insight Venture Partners

SkillSoft PLC / Investor Group

Sybase Inc. / SAP SE

The Attachmate Group, Inc. / Micro Focus International PLC

Tibco Software Inc. / Vista Equity Partners, LLC

Unit4 NV / Advent International Corp.

Websense, Inc. / Vista Equity Partners, LLC

Morgan Stanley reviewed the transactions above, for among other things, the multiple of AV to NTM revenue following the applicable transaction’s announcement date, and the multiple of AV to the NTM EBTDA following the applicable transaction’s announcement date. A summary of this financial data is provided in the table below:

Quartile	AV /NTM Revenue Multiple	AV /NTM EBITDA Multiple
Minimum	1.6x	7.1x
Bottom Quartile	2.2x	8.7x
Median	2.7x	10.3x
Mean	2.7x	10.6x
Top Quartile	3.3x	11.3x
Maximum	4.4x	19.5x

Based on the analysis of the relevant metrics for the selected transactions and its professional judgment and experience, Morgan Stanley selected ranges of multiples of 1.5x to 3.5x for NTM revenue and 7.0x to 11.0x for NTM EBITDA and applied these ranges of multiples to AVG’s estimated NTM revenue of approximately $465 million and estimated NTM EBITDA of approximately $169 million, as provided in the Street Case as of June 2016, to calculate a range of potential values per Share. Based on the application of the ranges of multiples to the relevant financial statistics of AVG, Morgan Stanley calculated a range of potential values of $11.17 to $28.76, for NTM revenue, and $20.47 to $33.06, for NTM EBITDA, in each case, per Share.

No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to AVG; nor are the transactions identical to the Transactions. In evaluating the transactions described above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of AVG, such as the impact of competition on the business of AVG or the industry generally, industry growth and the absence of any adverse material change in the financial condition or property of AVG or the industry or in the financial markets in general. Accordingly, mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Precedent Premiums Paid Analysis

Morgan Stanley considered, based on publicly available information, premiums paid in all-cash acquisition transactions in Morgan Stanley’s transaction database occurring from 2011 through June 13, 2016, which was the date that Morgan Stanley compiled the analysis, involving U.S. public company targets in the technology sector having a transaction value of more than $250 million (115 total transactions). Morgan Stanley reviewed the premium paid to the target company’s closing stock price one day and 30 days prior to market awareness of such transaction. Morgan Stanley’s analysis identified the following premium ranges:

Financial Statistic	Premium to One-Day Prior Price	Premium to 30-Day Average Prior Price
Top Quartile	50.8%	51.3%
Mean	40.9%	43.9%
Median	31.8%	37.7%
Bottom Quartile	20.4%	24.5%

Based on the top and bottom quartiles, Morgan Stanley then applied premium ranges of 20% to 50% to AVG’s one-day prior stock price and 24% to 50% to AVG’s 30-day average prior stock price. The analysis indicated an implied value per share reference range as follows:

Financial Statistic	Implied Value Per Share
Premium to one-day prior price	$22.46 – $28.08
Premium to 30-day average prior price	$23.83 – $28.82

No company or transaction utilized in the precedent premiums paid analysis is identical to AVG or to the Transactions. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of AVG, such as the impact of competition on the business of AVG or the industry generally, industry growth and the absence of any adverse material change in the financial condition of AVG or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

General

In connection with the review of the Transactions by the Boards, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of AVG. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of AVG. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by (a) the holders of Shares in the Offer and (b) AVG in the Asset Sale, in each case, pursuant to the Transaction Documentation, and in connection with the delivery of its oral opinion, and its subsequent written opinion, to the Boards. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The consideration to be received by (i) the holders of Shares in the Offer and (ii) AVG in the Asset Sale was determined, in each case, through arm’s-length negotiations between AVG and Avast and was approved by the Boards. Morgan Stanley provided advice to AVG during these negotiations but did not, however, recommend any specific consideration to AVG or to the Boards, or that any specific consideration constituted the only appropriate consideration for the Transactions.

Morgan Stanley’s opinion and its presentation to the Boards was one of many factors taken into consideration by the Boards in deciding to approve the transactions contemplated by the Purchase Agreement, including the Asset Sale. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Boards with respect to the consideration contemplated in the Transactions or of whether the Boards would have been willing to agree to different consideration for the Transactions. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

AVG’s Boards retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of AVG, Avast or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

In the two years prior to the date of Morgan Stanley’s opinion, in addition to the current engagement, Morgan Stanley provided certain financial advisory services to AVG in connection with the financing of AVG’s acquisition of Location Labs and received approximately $1.5 million in the aggregate in connection with such services. Morgan Stanley may seek to provide financial advisory and/or financing services to AVG, Avast and/or their respective affiliates on unrelated matters, subject to the terms of Morgan Stanley’s engagement letter with AVG, in the future and would expect to receive fees for the rendering of those services.

Opinion of the Supervisory Board’s Financial Advisor

AVG retained Bridge Street to act as a financial advisor to the Supervisory Board in connection with the possible sale of, or other transaction involving, AVG, and to render a financial opinion to the Supervisory Board in connection with a potential sale. At a meeting of the Supervisory Board on July 6, 2016, in connection with the Purchase Agreement, Bridge Street rendered its oral opinion to the Supervisory Board, subsequently confirmed in writing, that as of July 6, 2016, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, (i) the Offer Price to be paid in the Offer to the holders of Shares (other than Purchaser, AVG and their respective affiliates) was fair from a financial point of view to such holders; and (ii) the Asset Sale Consideration (as defined below) to be paid to AVG in the Asset Sale was fair from a financial point of view to AVG. For purposes of Bridge Street’s opinion, “Asset Sale Consideration” was defined as an amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Closing.

The full text of the written opinion of Bridge Street, dated as of July 6, 2016, is attached as Annex B and is incorporated in its entirety by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Bridge Street in rendering its opinion. The summary of the opinion of Bridge Street herein is qualified in its entirety by reference to the full text of the opinion. AVG encourages you to read the entire opinion carefully and in its entirety. Bridge Street’s opinion was directed to the Supervisory Board (in its capacity as such) and addressed only the fairness, as of the date of the opinion and from a financial point of view, (i) to the holders of Shares (other than Purchaser, AVG and their respective affiliates) of the Offer Price to be paid to such holders in the Offer; and (ii) to AVG of the Asset Sale Consideration to be paid to AVG in the Asset Sale. Bridge Street’s opinion did not address any other term, aspect or implication of the Purchase Agreement or any of the Transactions, including, without limitation, the likelihood of consummation or the timeframe in which any of the Transactions will be consummated or the form or structure of the Offer, the Asset Sale or the Asset Sale Consideration, and did not address any aspect or implication of any other agreement, transaction or matter, including, without limitation, any compulsory acquisition of Shares from any Minority Shareholders (as defined in the Purchase Agreement) in accordance with Section 2:92a of the Dutch Civil Code, any liquidation of AVG following the Asset Sale, if any, or Liquidation Distribution (including without limitation the timing thereof, any amounts to be distributed to or received by any holders of Shares in connection therewith, and the form and structure of any such distributions), or any Reorganization (other than the Asset Sale, solely to the extent provided in its opinion), or any legal, tax, regulatory or accounting matters. Bridge Street’s opinion does not constitute a recommendation to the Supervisory Board or any holders of Shares or any other person as to whether to tender Shares pursuant to the Offer, or as to how to vote or otherwise act in connection with the Transactions or any other matter.

In connection with rendering its opinion, Bridge Street, among other things:

•	reviewed the financial terms of the Transactions as set forth in the Purchase Agreement;

•	reviewed AVG’s Annual Reports to Shareholders and Annual Reports on Form 20-F for the years ended December 31, 2013, 2014 and 2015, its Current Reports on Form 6-K filed since the end of the year ended December 31, 2015 and its preliminary results for the quarter ending June 30, 2016;

•	reviewed certain operating and financial information relating to AVG’s business and prospects, including financial projections (i) for the Budget Case (including the financial projections for the quarterly periods ended June 30, 2016, September 30, 2016 and December 31, 2016) and (ii) for the Lower Case (such projections for each of the Budget Case and the Lower Case, the “Company Projections”), all as prepared and provided to Bridge Street by AVG’s senior management which are more fully described in “Item 8.(d)—Certain AVG Management Projections.”

•	met with certain members of AVG’s senior management to discuss AVG’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which it deemed relevant;

•	reviewed the financial terms of recent mergers and acquisitions which it deemed relevant; and

•	conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

Bridge Street, with AVG’s consent, relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bridge Street by AVG or obtained by Bridge Street from public sources or otherwise reviewed by Bridge Street, including, without limitation, the Company Projections. With respect to the Company Projections, Bridge Street, with AVG’s consent, relied on representations of senior management of AVG that they were reasonably prepared on bases reflecting the best then available estimates and judgments of the senior management of AVG as to the expected future performance of AVG on a stand-alone basis. Bridge Street, as instructed by AVG senior management and with AVG’s consent, utilized both the Budget Case and the Lower Case in its analysis. Bridge Street assumed no responsibility for and expressed no view as to the Budget Case or the Lower Case or the assumptions on which they were based. Bridge Street further relied upon the assurances of the senior management of AVG that they were unaware of any facts or other information that would make any of such financial and other information, including, without limitation, the Company Projections, inaccurate, incomplete or misleading. Bridge Street’s opinion was necessarily based on economic, market and other conditions, and the information made available to Bridge Street, as of the date thereof. Bridge Street assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.

In arriving at its opinion, Bridge Street did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of AVG, nor was Bridge Street furnished with any such appraisals. Bridge Street assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the Purchase Agreement without any waiver, amendment or delay of any terms or conditions. Bridge Street also assumed that the Purchase Agreement as executed and delivered by the parties thereto will not be different in any material respect from the draft of the Purchase Agreement reviewed by Bridge Street. At the instruction of the senior management of AVG and with AVG’s consent, Bridge Street assumed that any assets or liabilities excluded from the Asset Sale, individually or in the aggregate, will be immaterial.

In connection with the Asset Sale, Bridge Street assumed that (i) all liabilities (contingent or otherwise) of AVG (other than liabilities that individually or collectively are immaterial) will be transferred to or assumed by the Purchaser in connection with the Asset Sale, and (ii) the Asset Sale will be consummated without delay after completion of the Offer.

Bridge Street further assumed that in connection with the receipt of any governmental, regulatory or other approvals and consents required for the Transactions, no delays, limitations, restrictions, conditions, amendments or modifications will be imposed that, individually or collectively, would have a material adverse effect on AVG or the Transactions. Bridge Street is not legal, tax or regulatory advisors and relied upon, without independent verification, the assessment of AVG and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

Bridge Street expressed no opinion with respect to the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of AVG, or with respect to the fairness of the amount or nature of any compensation that may be paid to AVG’s officers, directors or employees or any class of such persons in connection with the Transactions, relative to the Offer Price or the Asset Sale Consideration or otherwise.

Bridge Street also expressed no opinion with respect to the price or range of prices at which the Shares may trade subsequent to the announcement of the Transactions.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Bridge Street in connection with its oral opinion and the preparation of its written opinion letter dated July 6, 2016. The following summary is not a complete description of Bridge Street’s opinion or the financial analyses performed and factors considered by Bridge Street in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $19.01 per Share on July 1, 2016, the second to last full trading day prior to the meeting of the Supervisory Board at which the Supervisory Board voted to approve, among other things, the Purchase Agreement and the Transactions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Bridge Street, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis

Bridge Street performed an analysis of the historical trading prices of the Shares and the premia implied by an Offer Price of $25.00 per Share. Bridge Street reviewed the closing price of the Shares on July 1, 2016, certain average closing prices of the Shares for various periods ending on July 1, 2016, and the high and low closing prices of the Shares during the 52 weeks ended July 1, 2016. Bridge Street observed the following Share prices and implied premia:

Period Ended July 1, 2016	Share Price	Implied Premia @ $25.00
Spot (7/1/16)	$19.01	31.5%
10 Day Average	$19.04	31.3%
30 Day Average	$19.32	29.4%
90 Day Average	$19.46	28.5%
6 Month Average	$19.12	30.7%
52- Week High (7/23/15)	$28.79	(13.2)%
52-Week Low (2/09/16)	$16.49	51.6%

Analysis of Precedent Transactions

Bridge Street performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Bridge Street selected such precedent transactions because they shared certain characteristics with the Offer and the Asset Purchase. In connection with its analysis, Bridge Street identified three groups of precedent transactions for which it compared publicly available statistics, including: (i) a group of software sector transactions with enterprise values between $1.0—$2.0 billion; (ii) a group of low-growth software sector transactions with enterprise values between $500 million—$2.5 billion in which the acquired company exhibited estimated revenue growth of less than 10% for the LTM period to the NTM period; and (iii) a group of consumer and SMB security sector transactions. Each group included transactions between January 1, 2010 and July 6, 2016. The following is a list of the transactions reviewed:

Selected Software Sector Transactions (Target / Acquiror)

Marketo / Vista Equity

TiVo / Rovi

Cvent / Vista Equity

Opera Software / Golden Brick Silk Road

ACS Group / Vista Equity

Responsys / Oracle

Digital Insight / NCR

Unit4 / Advent International

GXS Group / Open Text

Harland Financial / Davs + Henderson

Intuit / Thoma Bravo

JDA Software / RedPrairie

Ancestry.com / Permira, Spectrum Equity

Kenexa / IBM

Deltek / Thoma Bravo

Comverse Technology / Verint Systems

Paradigm / Apax Partners, JMI Equity

Taleo / Oracle

Rightnow Technologies / Oracle

Genesys / Permira, TCV

Blackboard / Providence Equity

Lawson Software / Golden Gate Capital, Infor

Novell / Attachmate

Netezza / IBM

ArcSight / HP

Ventyx / ABB

Sedgwick Claims Management / Hellman & Friedman, Stone Point Capital

Selected Low-Growth Software Sector Transactions (Target / Acquiror)

Tivo / Rovi

Angie’s List / IAC

Constant Contact / Endurance

Premiere Global Services / Siris Capital

ACS Group / Vista Equity

Digital River / Siris Capital

Exact Holding / Apax Partners

Compuware / Thoma Bravo

Accelrys / Dassault Systèmes

Unit4 / Advent International

Active Network / Vista Equity

Websense / Vista Equity

JDA Software / RedPrairie

Comverse Technology / Verint Systems

Quest Software / Dell

Blue Coat Systems / Thoma Bravo

Epicor / Apax Partners

Lawson Software / Golden Gate Capital, Infor

Novell / Attachmate

Art Technology / Oracle

Infogroup / CCMP Capital Advisors

Selected Consumer and SMB Security Sector Transactions (Target / Acquiror)

LastPass / LogMeIn

Elitecore Technologies / Sterlite Technologies

Location Lab / AVG

Lifestyle Services Group / Assurant

Signify Solutions / Accumuli

Websense / Vista Equity

Eleven / Commtouch Software

SUPERAntiSpyware / SDC Software

013 Netvision / Cellcom

Total Defense / Updata Partners

McAfee / Intel

PGP Corporation / Symantec

For each transaction listed above, Bridge Street noted the following financial statistics where available: (i) the ratios of transaction enterprise value to LTM revenue; LTM EBITDA; NTM revenue; and NTM EBITDA and (ii) the estimated revenue growth rate for the LTM period to NTM period. Based on the range of transaction sizes for the Selected Software Sector Transactions, and the range of revenue growth rates for the Selected Low-Growth Software Sector Transactions, Bridge Street deemed these two groups to be the primary groups for comparison. Based on the broad range of transaction sizes, and the inclusion of many privately held companies for which limited valuation data points were available, Bridge Street deemed the Consumer and SMB Security Sector Transactions to be the secondary group for comparison. For purposes of this analysis and other analyses performed by Bridge Street, Bridge Street, with AVG’s consent, defined EBITDA to be AVG’s Adjusted EBITDA (as defined in “Item 8. Additional Information – Certain AVG Management Projections”) minus the amount of capitalized costs related to the development of internal-use software (as if those costs had been expensed in the period rather than capitalized), minus the amount of any non-interest costs included within “Other expense, net”.

The following table summarizes the financial statistics for the precedent transactions analysis:

Selected Transaction Group	LTM Revenue	LTM EBITDA	NTM Revenue	NTM EBITDA	LTM / NTM Revenue Growth
Selected Software Sector Transactions
Mean	4.16x	14.7x	3.79x	14.9x	11.6%
Median	3.36x	14.5x	3.18x	11.3x	13.1%

Selected Low-Growth Software Sector Transactions
Mean	2.44x	17.2x	2.36x	11.7x	3.8%
Median	2.52x	16.2x	2.36x	11.6x	5.3%

Selected Consumer and SMB Security Sector Transactions
Mean	3.17x	11.1x	2.96x	12.8x	3.5%
Median	2.06x	11.2x	2.96x	12.8x	3.5%

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment, Bridge Street selected representative ranges of financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic for AVG to derive implied enterprise values of AVG (which Bridge Street defined as gross diluted market capitalization, plus total debt, plus contingent purchase consideration for prior transactions, less cash and cash equivalents, less proceeds for options in-the-money based on the $25.00 Offer Price). For purposes of estimated NTM revenue and estimated NTM EBITDA of AVG, Bridge Street utilized estimates included in the Budget Case and Lower Case, in each case as of June 30, 2016.

Based on (i) the number of outstanding Shares on a fully diluted basis (including vested in-the-money options, vested PSUs, vested RSUs and certain unvested options, unvested PSUs and unvested RSUs subject to acceleration in certain circumstances) and (ii) the balances of cash and cash equivalents, debt and contingent purchase consideration from prior acquisitions, all as of June 30, 2016 and as specified by AVG, Bridge Street calculated estimated implied values per Share as of June 30, 2016. The following table summarizes the results of Bridge Street’s analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share
Budget Case
Enterprise Value to LTM Revenue	2.75x – 3.25x	$20.26 – 24.28
Enterprise Value to NTM Revenue	2.50x – 3.00x	$20.98 – 25.55
Enterprise Value to LTM EBITDA	10.0x – 12.0x	$23.57 – 28.66
Enterprise Value to NTM EBITDA	9.0x – 11.0x	$27.40 – 33.91

Lower Case
Enterprise Value to LTM Revenue	2.50x – 3.00x	$18.24 – 22.27
Enterprise Value to NTM Revenue	2.25x – 2.75x	$16.98 – 21.17
Enterprise Value to LTM EBITDA	10.0x – 12.0x	$23.57 – 28.66
Enterprise Value to NTM EBITDA	9.0x – 11.0x	$23.36 – 28.97

Bridge Street noted that the Offer Price proposed to be paid to the holders of Shares in the Offer is $25.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to AVG or the Offer and the Asset Sale. In evaluating the precedent transactions, Bridge Street made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the AVG’s and Bridge Street’s control, such as the impact of competition on AVG’s business or the industry generally, industry growth and the absence of any adverse material change in AVG’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Precedent Company Analysis

Bridge Street performed a precedent company analysis, which attempts to provide an implied value of a company by comparing it to other companies that are publicly traded. Bridge Street compared certain financial estimates for AVG with publicly available consensus equity analyst research estimates for two groups of precedent companies which included (i) a group of companies that provide security software to consumers and small and medium businesses (the “Consumer and SMB Security Group”); and (ii) a group of companies that provide security software that exhibit estimated compound annual revenue growth rates for 2014 through 2017 that range between (7.7%) to 11.2% (the “Low-Growth Security Group”).

Companies were selected for inclusion in the Consumer and SMB Security Group and the Low-Growth Security Group because they share similar business characteristics, have certain similar operating characteristics including, among other things, similarly sized market capitalizations, revenue and/or revenue growth rates, EBITDA margins, scale and/or other similar operating characteristics. These companies were the following:

Consumer and SMB Security Group

•	Absolute Software

•	Cheetah Mobile

•	CYREN

•	F-Secure

•	LifeLock

•	Mimecast

•	Qihoo

•	Sophos

•	Symantec

•	Trend Micro

Low-Growth Security Group

•	Absolute Software

•	Barracuda

•	Checkpoint

•	CYREN

•	F-Secure

•	MobileIron

•	Symantec

•	Trend Micro

•	VASCO

•	Verisign

•	Zix

For purposes of this analysis, Bridge Street analyzed the multiples of total enterprise value to (i) estimated revenue; and (ii) estimated EBITDA. In each case, Bridge Street analyzed the multiples based on metrics for calendar years 2016 and 2017 for each of the companies in both the Consumer and SMB Security Group and the Low-Growth Security Group, as well as the mean and median multiples for each group. The following table summarizes the financial statistics for the precedent company analysis:

Selected Precedent Company Groups	CY16E Revenue	CY17E Revenue	CY16E EBITDA	CY17E EBITDA	2014 – 2017 Revenue CAGR	CY16E EBITDA Margin	CY17E EBITDA Margin
Consumer and SMB Security Group
Mean	2.52x	2.18x	15.0x	11.0x	19.0%	16.7%	20.0%
Median	2.34x	2.22x	15.4x	10.3x	8.8%	13.8%	15.3%

Low-Growth Security Group
Mean	3.37x	3.14x	12.4x	10.3x	5.8%	25.4%	28.6%
Median	2.49x	2.21x	12.9x	10.2x	6.4%	22.8%	25.6%

Based on its analysis of the relevant metrics for each of the companies in both the Consumer and SMB Security Group and the Low-Growth Security Group, as well as the relevant metrics for each group as a whole, with such analysis including a focus on the precedent companies that had revenue growth rates and EBITDA margins which most closely resembled the revenue growth rate and/or EBITDA margin of AVG, and upon the application of its professional judgment, Bridge Street selected ranges of revenue and EBITDA multiples and applied these ranges of multiples to the estimated revenue and EBITDA metrics for AVG included in the Budget Case and Lower Case to derive the enterprise value of AVG.

Based on (i) the number of outstanding Shares on a fully diluted basis (including vested in-the-money options, vested PSUs, vested RSUs and certain unvested options, unvested PSUs and unvested RSUs subject to acceleration in certain circumstances) and (ii) the balances of cash and cash equivalents, debt and contingent purchase consideration from prior acquisitions, all as of June 30, 2016 and as specified by AVG, Bridge Street calculated estimated implied values per Share as of June 30, 2016. The following table summarizes the results of Bridge Street’s analysis:

Calendar Year Financial Statistic	Selected Precedent Company Multiple Range	Implied Value Per Share
Budget Case
Enterprise Value to Estimated 2016 Revenue	2.25x – 2.75x	$17.14 – 21.36
Enterprise Value to Estimated 2017 Revenue	2.00x – 2.50x	$17.76 – 22.67
Enterprise Value to Estimated 2016 EBITDA	8.0x – 10.0x	$20.44 – 26.02
Enterprise Value to Estimated 2017 EBITDA	7.0x – 9.0x	$23.64 – 30.93

Lower Case
Enterprise Value to Estimated 2016 Revenue	2.25x – 2.75x	$16.38 – 20.44
Enterprise Value to Estimated 2017 Revenue	2.00x – 2.50x	$15.67 – 20.06
Enterprise Value to Estimated 2016 EBITDA	7.5x – 9.5x	$18.10 – 23.43
Enterprise Value to Estimated 2017 EBITDA	6.5x – 8.5x	$16.89 – 22.67

Bridge Street noted that the Offer Price proposed to be paid to holders of Shares in the Offer is $25.00 per share.

No company utilized in the publicly traded precedent company analysis is identical to AVG. In evaluating precedent companies, Bridge Street made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond AVG’s and Bridge Street’s control, such as the impact of competition on AVG’s businesses and the industry generally, industry growth and the absence of any adverse material change in AVG’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis

Bridge Street calculated a range of implied equity values per Share based on a discounted cash flow analysis. Bridge Street utilized estimates from the Budget Case and the Lower Case, in each case for the period July 1, 2016 through December 31, 2020. For purposes of its discounted cash flow analysis, Bridge Street defined unlevered free cash flow as earnings before interest and taxes less (1) taxes and (2) capital expenditures, plus (3) depreciation and amortization and (4) the (increase)/decrease in working capital. Bridge Street calculated the net present value of free cash flows of AVG for the period July 1, 2016 through December 31, 2020 and calculated terminal values as of December 31, 2020 based on LTM revenue and LTM EBITDA exit multiples for the Budget Case and Lower Case. The multiples for each case ranged from 2.25x to 2.75x LTM revenue and 6.5x to 8.5x LTM EBITDA for the Budget Case, and 2.00x to 2.50x LTM revenue and 6.0x to 8.0x LTM EBITDA for the Lower Case. Bridge Street selected these revenue and EBITDA exit multiples based on the application of its professional judgment. These values were discounted to present values as of June 30, 2016 at discount rates ranging from 7.75% to 9.75%, which range of discount rates were selected, upon the application of Bridge Street’s professional judgment, to reflect AVG’s weighted average cost of capital.

Based on (i) the number of outstanding Shares on a fully diluted basis (including vested in-the-money options, vested PSUs, vested RSUs and certain unvested options, unvested PSUs and unvested RSUs subject to acceleration in certain circumstances) and (ii) the balances of cash and cash equivalents, debt and contingent purchase consideration from prior acquisitions, all as of June 30, 2016 and as specified by AVG, Bridge Street calculated estimated implied values per Share as of June 30, 2016.

The following table summarizes the results of Bridge Street’s analysis:

Methodology	Budget Case Implied Present Value Per Share	Lower Case Implied Present Value Per Share
Revenue Multiple	$25.86 – 32.15	$20.17 – 25.58
EBITDA Multiple	$27.64 – 36.32	$20.59 – 27.43

Sum of the Parts Analysis

Bridge Street calculated a range of implied equity values per Share based on a sum of the parts analysis, which derives an enterprise value for each of AVG’s business units and then sums the value for each business unit to derive an enterprise value of AVG as a whole. In this analysis, Bridge Street observed AVG’s four business units: consumer, mobile, SMB, and search. For each business unit’s analysis, Bridge Street utilized estimates from the Budget Case and Lower Case. After determining the implied enterprise value ranges for each business unit, Bridge Street selected an enterprise value range for each business unit for both the Budget Case and Lower Case. In each case, Bridge Street then derived the enterprise value of AVG as a whole by adding the enterprise values for each business unit.

Based on (i) the number of outstanding Shares on a fully diluted basis (including vested in-the-money options, vested PSUs, vested RSUs, and certain unvested options, unvested PSUs and unvested RSUs subject to acceleration in certain circumstances) and (ii) the balances of cash and cash equivalents, debt and contingent purchase consideration from prior acquisitions, all as of June 30, 2016 and as specified by AVG, Bridge Street calculated estimated implied values per Share as of June 30, 2016.

Sum of the Parts – Consumer

Bridge Street performed a precedent company analysis with respect to AVG’s consumer business unit. Bridge Street compared certain financial estimates for AVG’s consumer business with publicly available consensus equity analyst research estimates for selected companies that that provide consumer security software products and share certain similar business characteristics as the AVG’s consumer business. These companies were the following:

Consumer Security Group

•	Cheetah Mobile

•	F-Secure

•	LifeLock

•	Qihoo

•	Symantec

•	Trend Micro

For purposes of this analysis, Bridge Street analyzed the multiples of total enterprise value to (i) estimated revenue; and (ii) estimated EBITDA. In each case, Bridge Street analyzed the multiples based on metrics for calendar years 2016 and 2017 for companies in the Consumer Security Group, as well as the mean and median multiples for the group. The following table summarizes the financial statistics for the precedent company analysis used to value AVG’s consumer business unit:

	CY16E Revenue	CY17E Revenue	CY16E EBITDA	CY17E EBITDA	2014 – 2017 Revenue CAGR	CY16E EBITDA Margin	CY17E EBITDA Margin
Consumer Security Group
Mean	2.36x	2.05x	13.0x	9.3x	19.8%	20.2%	23.8%
Median	2.30x	2.20x	13.7x	9.3x	12.6%	19.0%	23.3%

Bridge Street calculated estimated implied enterprise values of the consumer business unit resulting from its analysis, as of June 30, 2016, as follows:

Calendar Year Financial Statistic Selected Comparable	Selected Comparable Company Multiple Range	Implied Enterprise Value ($ million)
Budget Case
Enterprise Value to Estimated 2016 Revenue	2.00x – 2.50x	$472.4 – 590.5
Enterprise Value to Estimated 2017 Revenue	1.75x – 2.25x	$489.5 – 629.4
Enterprise Value to Estimated 2016 EBITDA	6.0x – 8.0x	$612.1 – 816.1
Enterprise Value to Estimated 2017 EBITDA	5.0x – 7.0x	$665.9 – 932.3

Lower Case
Enterprise Value to Estimated 2016 Revenue	1.75x – 2.25x	$408.3 – 524.9
Enterprise Value to Estimated 2017 Revenue	1.50x – 2.00x	$371.0 – 494.6
Enterprise Value to Estimated 2016 EBITDA	6.0x – 8.0x	$591.7 – 788.9
Enterprise Value to Estimated 2017 EBITDA	5.0x – 7.0x	$512.3 – 717.3

Based on this analysis, Bridge Street selected an enterprise value range of the consumer business unit of $600—$700 million based on the Budget Case and $500—$600 million based on the Lower Case.

Sum of the Parts – Mobile

Bridge Street performed a precedent company analysis with respect to AVG’s mobile business unit. Bridge Street compared certain financial estimates for AVG’s mobile business unit with publicly available consensus equity analyst research estimates for selected companies that share certain similar business characteristics such as those in the software-as-a-service (“SaaS”) industry with estimated compound annual revenue growth rates for 2014 through 2017 of at least 20% and 2016 EBITDA margins of at least 20%. These companies were the following:

High Growth, High Margin SaaS Group

•	dotDigital

•	Ellie Mae

•	Fleetmatics

•	Kinaxis

•	Paycom Software

•	The Ultimate Software Group

•	Veeva

For purposes of this analysis, Bridge Street analyzed the multiples of total enterprise value to estimated revenue. Bridge Street analyzed the multiples based on metrics for calendar years 2016 and 2017 for companies in the High Growth, High Margin SaaS Group, as well as the mean and median multiples for the group. The following table summarizes the financial statistics for the precedent company analysis used to value AVG’s mobile business unit:

	CY16E Revenue	CY17E Revenue	2014 – 2017 Revenue CAGR
High Growth, High Margin SaaS Group
Mean	6.84x	5.57x	28.1%
Median	7.95x	6.38x	26.3%

Bridge Street also performed a precedent transactions analysis with respect to AVG’s mobile business unit. In connection with its analysis, Bridge Street compared publicly available statistics for High-Growth SaaS sector transactions since January 1, 2010 with estimated LTM to NTM revenue growth of at least 15%. The following is a list of the transactions reviewed:

Selected High-Growth SaaS Sector Transactions (Target / Acquiror)

Demandware / Salesforce

Marketo / Vista Equity

inContact / NICE

Textura / Oracle

Yodlee / Envestnet

Dealertrack / Cox Automotive

Consur / SAP

Trulia / Zillow

Responsys / Oracle

ExactTarget / Salesforce

Market Leader / Trulia

Eloqua / Oracle

Kenexa / IBM

Taleo / Oracle

SuccessFactors / SAP

Radial / eBay

Radian6 / Salesforce

Enwisen / Lawson Software

For each transaction listed above, Bridge Street noted the following financial statistics where available: (i) the ratios of transaction enterprise value to LTM revenue and NTM revenue and (ii) the estimated revenue growth rate for the LTM period to NTM period. The following table summarizes the financial statistics for the precedent transaction analysis used to value AVG’s mobile business unit:

Selected Transaction Group	LTM Revenue	NTM Revenue	LTM / NTM Revenue Growth
Selected High-Growth SaaS Sector Transactions
Mean	7.55x	6.06x	24.1%
Median	7.05x	5.67x	23.2%

Bridge Street calculated estimated implied enterprise values for the mobile business unit resulting from its analysis, as of June 30, 2016, as follows:

Calendar Year Financial Statistic Selected Comparable	Selected Comparable Company Multiple Range	Implied Enterprise Value ($ million)
AVG
Enterprise Value to Estimated 2016 Revenue	6.00x – 7.00x	$514.5 – 600.2
Enterprise Value to Estimated 2017 Revenue	4.50x – 5.50x	$548.8 – 670.7

Lower Case
Enterprise Value to Estimated 2016 Revenue	6.00x – 7.00x	$515.6 – 601.6
Enterprise Value to Estimated 2017 Revenue	4.50x – 5.50x	$550.5 – 672.8

Based on this analysis, Bridge Street selected an enterprise value range for the mobile business unit of $500 – $600 million based on the Budget Case and $500 – $600 million based on the Lower Case.

Sum of the Parts—SMB

Bridge Street performed a precedent company analysis with respect to AVG’s SMB business unit. Bridge Street compared certain financial estimates for AVG’s SMB business unit with publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide security software to SMB customers and small-medium size enterprises (“SME”). These companies were the following:

SMB / SME Security Group

•	Absolute Software

•	Barracuda Networks

•	CYREN

•	Fortinet

•	Mimecast

•	Proofpoint

•	Qualys

•	Sophos

•	Symantec

•	Trend Micro

For purposes of this analysis, Bridge Street analyzed the multiples of total enterprise value to estimated revenue. Bridge Street analyzed the multiples based on metrics for calendar years 2016 and 2017 for companies in the SMB / SME Security Group, as well as the mean and median multiples for the group. The following table summarizes the financial statistics for the precedent company analysis used to value AVG’s SMB business unit:

	CY16E Revenue	CY17E Revenue	2014 – 2017 Revenue CAGR
SMB / SME Security Group
Mean	3.23x	2.75x	12.2%
Median	2.73x	2.47x	9.8%

Bridge Street also performed a precedent transactions analysis with respect to AVG’s SMB business unit. In connection with its analysis, Bridge Street compared publicly available statistics for select SMB sector transactions since January 1, 2010. The following is a list of the transactions reviewed:

Selected SMB Sector Transactions (Target / Acquiror)

Fox-IT / NCC Group

TeleCommunication / Comtech

Product Support / Eckoh

Elitecore / Sterlite

Infoplex / Bulletproof Group

Megapath / Global Telecom

Tripwire / Belden

Delphiis / Auxilio

Signify Solutions / Accumuli

eleven / Commtouch

Onyx Group / ISIS Equity Partners

Redstone, Security Business / Redstone Managed Solutions

For each transaction listed above, Bridge Street noted the following financial statistics where available: (i) the ratios of transaction enterprise value to LTM revenue and NTM revenue and (ii) the estimated revenue growth rate for the LTM period to NTM period. The following table summarizes the financial statistics for the precedent transaction analysis used to value AVG’s SMB business unit:

Selected Transaction Group	LTM Revenue	NTM Revenue	LTM / NTM Revenue Growth
Selected SMB Sector Transactions
Mean	1.85x	1.07x	10.1%
Median	1.23x	1.07x	10.1%

Bridge Street calculated estimated implied enterprise values for the SMB business unit resulting from its analysis, as of June 30, 2016, as follows:

Calendar Year Financial Statistic Selected Comparable	Selected Comparable Company Multiple Range	Implied Enterprise Value ($ million)
Budget Case
Enterprise Value to Estimated 2016 Revenue	1.50x – 2.25x	$102.6– 153.8
Enterprise Value to Estimated 2017 Revenue	1.25x – 2.00x	$92.9 – 148.7

Lower Case
Enterprise Value to Estimated 2016 Revenue	1.25x – 2.00x	$79.9 – 127.8
Enterprise Value to Estimated 2017 Revenue	1.00x – 1.75x	$65.8 – 115.2

Based on this analysis, Bridge Street selected an enterprise value range for the SMB business unit of $100 – $150 million based on the Budget Case and $75 – $125 million based on the Lower Case.

Sum of the Parts—Search

Bridge Street calculated a range of enterprise values for the search business unit based on a discounted cash flow analysis utilizing estimates from the Budget Case and the Lower Case, in each case for the period July 1, 2016 through December 31, 2020. These free cash flows were discounted to present values as of June 30, 2016 at discount rates ranging from 9.00% to 12.00%, which range of discount rates were selected, upon the application of Bridge Street’s professional judgment, to reflect the weighted average cost of capital of AVG’s search business unit.

The following table summarizes the results of Bridge Street’s analysis of AVG’s search business unit:

WACC	Total FCF (2H16 – 2020) Budget Case ($ million)	Total FCF (2H16 – 2020) Lower Case ($ million)
9.00%	$97.0	$47.1
10.00%	$94.8	$46.1
11.00%	$92.6	$45.1
12.00%	$90.5	$44.2

Based on this analysis, Bridge Street selected an enterprise value range for the search business unit of $50 – $100 million based on the Budget Case and $25 – $75 million based on the Lower Case.

Based on (i) the number of outstanding Shares on a fully diluted basis (including vested in-the-money options, vested PSUs, vested RSUs, and certain unvested options, unvested PSUs and unvested RSUs subject to acceleration in certain circumstances) and (ii) the balances of cash and cash equivalents, debt and contingent purchase consideration from prior acquisitions, all as of June 30, 2016 and as specified by AVG, Bridge Street calculated the estimated implied value per Share as of June 30, 2016. The following table summarizes the results of Bridge Street’s analysis:

Business Unit	Selected Enterprise Value Budget Case ($ in millions except per share value)	Selected Enterprise Value Lower Case ($ in millions except per share value)
Consumer	$600.0 – 700.0	$500.0 – 600.0
Search	$50.0 – 100.0	$25.0 – 75.0
Mobile	$500.0 – 600.0	$500.0 – 600.0
SMB	$100.0 – 150.0	$75.0 – 125.0
Enterprise Value	$1,250.0 – 1,550.0	$1,100.0 – 1,400.0
Equity Value	$1,149.1 – 1,449.1	$999.1 – 1,299.1
Per Share Value	$21.47 – 27.08	$18.67 – 24.28

General

Bridge Street performed a variety of financial and comparative analyses for purposes of rendering its opinion to the Supervisory Board in connection with its review of the Offer and Asset Purchase. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Bridge Street considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Bridge Street believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Bridge Street may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Bridge Street’s view of the actual value of AVG. In performing its analyses, Bridge Street made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond AVG’s control. Any estimates contained in Bridge Street’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Bridge Street conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, (a) to the holders of Shares (other than Purchaser, AVG and their respective affiliates) of the Offer Price and (b) to AVG of the Asset Sale Consideration and in connection with the delivery of its opinion, dated July 6, 2016, to the Supervisory Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The Offer Price and the Asset Sale Consideration were determined through arm’s length negotiations between AVG and the Parent and were approved by the Supervisory Board. Bridge Street did not recommend any specific Offer Price, Asset Sale Consideration or other consideration to AVG or the Supervisory Board or that any specific consideration constituted appropriate consideration for the Offer and the Asset Sale.

Bridge Street’s opinion and its presentation to the Supervisory Board was one of many factors taken into consideration by the Supervisory Board in deciding to approve the transactions contemplated by the Purchase Agreement, including the Asset Sale. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Supervisory Board with respect to the Offer Price or the Asset Sale Consideration or of whether the Supervisory Board would have been willing to agree to a different Offer Price or Asset Sale Consideration. Bridge Street’s procedures for approving and issuing fairness opinions do not require such opinions to be approved or authorized by a fairness opinion committee and therefore Bridge Street’s opinion has not been approved or issued by such a committee.

The Supervisory Board selected Bridge Street to act as its financial advisor in connection with the possible sale of, or other transaction involving, AVG based on Bridge Street’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in AVG’s industry, and its knowledge of AVG’s business and affairs. Bridge Street, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate actions.

Item 5. Person/Assets Retained, Employed, Compensated or Used

The Company has retained Morgan Stanley as its financial advisor in connection with the evaluation and negotiation of the transactions contemplated by the Purchase Agreement, and has retained Bridge Street as financial advisor to the Supervising Board in connection with the possible sale of, or other transaction involving, AVG, and, in connection with such engagements, Morgan Stanley and Bridge Street provided their opinions described in “Item 4. The Solicitation or Recommendation—(d) Opinions of Financial Advisors,” which are filed as Annex A and Annex B hereto and are incorporated herein by reference.

As compensation for its services relating to the Transactions, AVG has agreed to pay Morgan Stanley a fee of approximately $15.7 million in the aggregate, $1 million of which was payable upon the rendering of its opinion and approximately $14.7 million of which is contingent upon the consummation of the Transactions. In the event the Transactions are not consummated and AVG receives a termination or breakup fee, then AVG has agreed to pay Morgan Stanley a termination fee equal to 10% of such termination or breakup fee received by AVG, which amount will not exceed 50% of the above referenced transaction fee and against which any opinion fee paid by AVG will be credited on a dollar-for-dollar basis. AVG has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, AVG has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Pursuant to a letter agreement dated June 24, 2016, the Supervisory Board engaged Bridge Street to act financial advisor to the Supervisory Board in connection with the possible sale of, or other transaction involving, AVG or any of its affiliates to or with a potential acquirer or other person. Under the terms of its engagement letter, Bridge Street provided to the Supervisory Board a financial opinion, described in “Item 4. The Solicitation or Recommendation—(d) Opinions of Financial Advisors” and attached to this statement as Annex B, in connection with the Offer and Asset Sale, and AVG agreed to pay Bridge Street a fee of $800,000 for its services, $500,000 of which was payable upon the delivery of Bridge Street’s opinion and the remainder of which is contingent upon completion of the Offer. The Company also has agreed to reimburse Bridge Street for reasonable expenses incurred by Bridge Street in performing its services, including reasonable fees and expenses of its legal counsel, so long as such fees and expenses do not exceed $75,000 in the aggregate and no individual out-of-pocket expense (except for expenses of legal counsel and market data) exceeds $1,000, in each case without the prior consent of AVG. In addition, AVG has agreed to indemnify Bridge Street and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Bridge Street or any of its affiliates against certain liabilities and expenses relating to or arising out of Bridge Street’s engagement.

Morgan Stanley, Bridge Street and their respective affiliates in the past have provided, and in the future may provide, investment banking and other financial services to the Company unrelated to the Offer and the Subsequent Reorganization, for which services Morgan Stanley, Bridge Street and their respective affiliates have received and expect to receive compensation. Bridge Street has been previously engaged by AVG to provide certain investment banking and financial advisory services, including in connection with AVG’s acquisition of Location Labs in 2014, for which it received customary fees. Principals of Bridge Street are also principals of

Bridge Street Advisors, LLC, which has been previously engaged by AVG to provide consulting and business advisory services for which it received compensation.

Except as described above, neither Morgan Stanley nor Bridge Street has been engaged by the Company or the Supervisory Board, nor has Morgan Stanley or Bridge Street been engaged by Parent, to provide investment banking and/or financial advisory services for which Morgan Stanley or Bridge Street received fees during the past two years. In the ordinary course of business, Morgan Stanley and their respective affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Morgan Stanley, Bridge Street and their respective affiliates may maintain relationships with the Company, Parent and their respective affiliates.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected by the Company or, to its knowledge after making reasonable inquiry, by any of the members of the Boards or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price per Share	Nature of Transaction
Gary Kovacs	7/7/2016	11,389	$24.8111	Sale pursuant to 10b5-1 trading plan
Gary Kovacs	7/7/2016	15,000	$24.85	Sale pursuant to 10b5-1 trading plan
John Little	7/7/2016	37,957	$24.83333	Exercise of stock options and same-day sale pursuant to 10b5-1 trading plan
John Little	7/7/2016	10,937	$24.85	Exercise of stock options and same-day sale pursuant to 10b5-1 trading plan
TA Atlantic and Pacific VI	6/15/2016	193	$19.97	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/16/2016	9,643	$20.03	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/17/2016	1,837	$20.01	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/20/2016	7,908	$20.09	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/21/2016	9,643	$20.09	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/22/2016	5,978	$20.00	Sale pursuant to Rule 144
TA Atlantic and Pacific VI	6/23/2016	9,643	$20.05	Sale pursuant to Rule 144
TA Investors III	6/15/2016	12	$19.97	Sale pursuant to Rule 144
TA Investors III	6/16/2016	580	$20.03	Sale pursuant to Rule 144
TA Investors III	6/17/2016	110	$20.01	Sale pursuant to Rule 144
TA Investors III	6/20/2016	476	$20.09	Sale pursuant to Rule 144
TA Investors III	6/21/2016	580	$20.09	Sale pursuant to Rule 144
TA Investors III	6/22/2016	360	$20.00	Sale pursuant to Rule 144
TA Investors III	6/23/2016	580	$20.05	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/15/2016	10	$19.97	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/16/2016	476	$20.03	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/17/2016	91	$20.01	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/20/2016	391	$20.09	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/21/2016	476	$20.09	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/22/2016	295	$20.00	Sale pursuant to Rule 144
TA Strategic Partners Fund II	6/23/2016	476	$20.05	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/15/2016	—	$0.00	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/16/2016	16	$20.03	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/17/2016	3	$20.00	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/20/2016	13	$20.09	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/21/2016	16	$20.09	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/22/2016	10	$20.00	Sale pursuant to Rule 144
TA Strategic Partners Fund II-A	6/23/2016	16	$20.05	Sale pursuant to Rule 144
TA X	6/15/2016	386	$19.97	Sale pursuant to Rule 144
TA X	6/16/2016	19,285	$20.03	Sale pursuant to Rule 144
TA X	6/17/2016	3,673	$20.01	Sale pursuant to Rule 144
TA X	6/20/2016	15,816	$20.09	Sale pursuant to Rule 144
TA X	6/21/2016	19,285	$20.09	Sale pursuant to Rule 144
TA X	6/22/2016	11,957	$20.00	Sale pursuant to Rule 144
TA X	6/23/2016	19,285	$20.05	Sale pursuant to Rule 144

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Boards, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

(a) Appraisal Rights

Shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that upon the Expiration Time or after the Subsequent Offering Period (which includes the Minority Exit Offering Period), Purchaser holds 95% or more of the then outstanding Shares, Purchaser may acquire the remaining Shares not tendered and purchased pursuant to the Offer by means of the Compulsory Acquisition. In such proceedings the Dutch Court will determine the cash price to be paid for the Shares, which may be greater than, equal to or less than the Offer Price. The non-tendering shareholders do not have the right to oblige Purchaser to buy their Shares.

(b) Regulatory and Other Approvals

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, Purchaser’s purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser, of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the FTC or the Antitrust Division. Purchaser and AVG filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer on July 27, 2016. The required waiting period with respect to the Offer and the Purchase Agreement will expire at 11:59 p.m., New York City time, 15 calendar days thereafter (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Purchaser pulls its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser pulls and re-files its Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although AVG is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither AVG’s failure to make those filings nor a request for additional documents and information issued to AVG from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of AVG. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, AVG, or any of their respective subsidiaries or affiliates or requiring other conduct relief.

Each of Parent, Purchaser and AVG has agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Purchase Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the other transactions contemplated by the Purchase Agreement, including: (a) preparing and filing as soon as practicable after the date of the Purchase Agreement with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (b) obtaining and maintaining all approvals, consents, orders, exemptions or waivers required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Offer or the other transactions contemplated by the Purchase Agreement, including but not limited to filing a Premerger Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division as promptly as reasonably practicable and in any event within 15 business days of the date of the Purchase Agreement (unless otherwise agreed upon by the parties to the Purchase Agreement in writing); (c) defending any actions challenging the Purchase Agreement or the consummation of the Offer or any of the other transactions contemplated by the Purchase Agreement, including seeking to have vacated or reversed any order that would restrain, prevent or delay the Acceptance Time; and (d) executing and delivering any additional instruments necessary to consummate the Offer and the other transactions contemplated by the Purchase Agreement and to fully carry out the purposes of the Purchase Agreement.

In furtherance of the foregoing, each of Parent, Purchaser and AVG has agreed to use their reasonable best efforts to file or cause to be filed, as promptly as reasonably practicable, all required filings under the HSR Act and all required filings under other applicable antitrust laws of the Federal Republic of Germany and the Republic of Austria, to consult and cooperate with each other in the preparation of such filings, and to promptly inform the other parties to the Purchase Agreement of any material communication received by such party from any governmental authority regarding the transactions contemplated by the Purchase Agreement. Neither AVG, on the one hand, nor Parent and Purchaser, on the other hand, may agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by the Purchase Agreement at the behest of any governmental authority without the written consent of Parent or Purchaser or AVG, respectively.

Notwithstanding the foregoing, if any objections are asserted with respect to the transactions contemplated by the Purchase Agreement under any antitrust law or if any action is instituted (or threatened to be instituted) by the FTC, the United States Department of Justice or any other applicable governmental authority challenging any of the transactions contemplated by the Purchase Agreement or which would otherwise prohibit, materially impair or materially delay the consummation of the transactions contemplated by the Purchase Agreement, Parent, Purchaser and AVG have agreed to take all actions necessary to resolve any such objections or actions (or threatened actions) so as to permit consummation of the transactions contemplated by the Purchase Agreement to close as soon as reasonably practicable. AVG, however, has agreed not to propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, any of the businesses, product lines or assets of Parent or any of its affiliates or of AVG or any of its subsidiaries without the prior written consent of Parent. Parent’s and Purchaser’s obligations to use reasonable best efforts does not include proposing, negotiating, committing to or effecting, by consent decree, hold separate order, agreement or otherwise, any Divestiture with respect to Parent or any of its affiliates. Parent and Purchaser will not be obligated to, in response to any objection or any action (or threatened action) with respect to any of the applicable antitrust approvals of Germany or Austria or under any antitrust laws, propose, negotiate, commit to or effect, by consent decree, hold separate order, agreement or otherwise, any Divestiture with respect to AVG or any of its subsidiaries that, in the aggregate, would cause a material and adverse impact on AVG and its subsidiaries, taken as a whole.

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent and the Company believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

AVG and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser and AVG are engaged, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition is required before the transactions contemplated by the Purchase Agreement may close. The initial waiting period is one month from filing of the German notification, unless the waiting period is terminated earlier by the FCO. The waiting period may be extended for an additional three months or, with the notifying party’s consent, for an even longer period of time for an in-depth investigation. The notification by the parties to the Purchase Agreement will be submitted to the FCO as promptly as reasonably practicable.

Additionally, based on a review of the information currently available about the businesses in which Purchaser and AVG are engaged, an antitrust notification must be made to the Austrian Federal Competition Authority (the “AFCA”). Under the Austrian Cartel Act, Purchaser’s purchase of Shares pursuant to the Offer may not be consummated until the expiration of a four-week waiting period following the complete filing of a notification concerning the transactions contemplated by the Purchase Agreement with the AFCA, unless the waiting period is earlier terminated. This waiting period can be extended by two weeks in case the Purchaser requests such extension. The AFCA or the Federal Cartel Attorney may also request that the transaction be reviewed by the Cartel Court. Following such request, the Cartel Court has five months to reach a decision on the transaction. Purchaser will file the Premerger Notification and Report Form with the AFCA as promptly as reasonably practicable.

Committee on Foreign Investment in the United States. The Foreign Investment and Security Act of 2007 (“FINSA”) empowers the President of the United States to suspend or prohibit an acquisition of, or investment in, a U.S. business by a foreign person if the President of the United States determines that the foreign person’s control over the U.S. business threatens to impair the national security of the United States. Pursuant to FINSA, CFIUS conducts reviews and, if necessary, investigations of transactions subject to FINSA. Where it determines the transaction presents national security concerns, CFIUS can require mitigation measures or submit a recommendation to the President of the United States to suspend or prohibit the transaction or to require divestiture of a completed transaction. CFIUS review is generally a voluntary process in which the parties submit a joint notice regarding the proposed transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification.

The parties intend to file a joint voluntary notice with CFIUS pursuant to FINSA in connection with the transactions contemplated by the Purchase Agreement. Purchaser’s obligation to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to satisfaction or waiver by Purchaser of the CFIUS approval described in Item 1 above and in the Offer to Purchase.

See “Section 15—Certain Conditions to the Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase for certain termination rights pursuant to the Purchase Agreement with respect to certain governmental actions.

The Company, Parent and Purchaser are not aware of any other pre-closing antitrust or competition law filings required in connection with the Offer or the other transactions contemplated by the Purchase Agreement.

Certain Shareholder Approvals Required in connection with the Subsequent Reorganization

Under the Purchase Agreement, the Company is required to hold an EGM where shareholders will be provided with information regarding the Offer and approve certain actions, including the resignation of all but two (being the Independent Directors) directors from the Boards and the appointment of new directors to the Boards as designated by Purchaser to replace such resigning directors and the Asset Sale (collectively, the “EGM Matters”). The EGM is scheduled to be held at 10:00 am CET on August 23, 2016. Shareholders of the Company who held Shares on the record date, which is July 26, 2016, are entitled to attend the EGM, vote on the EGM Matters and receive the EGM materials.

Other approvals may be required, including under Dutch corporate law, if the Subsequent Reorganization is effected by a mechanism other than the Asset Sale. Such potential mechanisms for effecting the Subsequent Reorganization and the potential approvals required in connection therewith are described further in “Section 12—Purpose of the Offer; Plans for AVG” in the Offer to Purchase.

(c) Annual Report on Form 20-F and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 25, 2016; and

•	the Company’s current reports on Form 6-K dated as of March 1, 2016, March 29, 2016, April 25, 2016, April 27, 2016 (solely with respect to Exhibit 99.2), April 29, 2016, June 10, 2016, July 7, 2016 and July 13, 2016.

(d) Certain AVG Management Projections

AVG does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in 2016, at the direction of the Boards, AVG management prepared three sets of unaudited, long-range financial projections (collectively “Projections”) for the fiscal years indicated below: a case consistent with the Management Board’s budget for calendar year 2016 (the “Budget Case”), a lower growth case to the Budget Case (the “Lower Case”) and a growth case to the Budget Case (the “Growth Case”). AVG management provided Budget Case projections, Lower Case projections and Growth Case projections to

Morgan Stanley and the Boards, and the Budget Case projections and Lower Case projections to Bridge Street, and indicated that, because the Budget Case projections and Lower Case projections reflected management’s best estimate as to the financial performance of AVG based on information available as of the date of the Purchase Agreement, Morgan Stanley and Bridge Street should use the Budget Case projections and Lower Case projections in connection with the rendering of their opinions and in performing the related financial analysis as described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisors.” Because the Growth Case projections were provided to Buyer and Parent, they are being disclosed below.

Budget Case

AVG management prepared the Budget Case projections based on a set of assumptions that they believed to be potentially achievable given certain favorable circumstances and market developments. The Budget Case was initially approved by the Supervisory Board in December 2015, was revised from February 2016 to May 2016 and reviewed by the Supervisory Board at the July 6, 2016 meeting. For purposes of the Budget Case, AVG management assumed strong growth in 2017 and 2018 for top line revenue and EBITDA in the Consumer and Mobile businesses, stable growth in the SMB business and a decline in the Search business. The foregoing is a summary of all material assumptions but does not purport to be a comprehensive overview of all assumptions inherent in the Budget Case.

	Fiscal Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E
	(USD in millions) (unaudited)
Total Revenue	452.4	525.6	581.2	608.5	634.3
Adjusted EBITDA(1)	155.5	201.4	228.3	239.1	249.3
Non-GAAP adjusted operating income(2)	134.1	177.3	201.7	211.3	220.3
Non-GAAP adjusted net income(2)	104.2	141.3	162.7	171.6	182.7

(1)	Adjusted EBITDA is Non-GAAP Operating Income before non-GAAP depreciation and amortization, and after the capitalization of costs related to the development of internal-use software and after the deduction of any non-interest costs included within “Other expense, net”.
(2)	Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AVG may not be comparable to similarly titled amounts used by other companies.

Lower Case

The Lower Case was reviewed and approved by the Supervisory Board at the July 6, 2016 meeting. For purposes of the Lower Case, AVG management assumed conservative growth in 2017 and 2018 for top line revenue and EBITDA. Accordingly, AVG management assumed slower growth in the Consumer business in line with recent trends, slower growth in the SMB business as compared to the Budget Case, strong growth in the Mobile business similar to the Budget Case and larger declines in the Search Business as compared to the Budget Case. The foregoing is a summary of all material assumptions but does not purport to be a comprehensive overview of all assumptions inherent in the Lower Case.

	Fiscal Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E
	(USD in millions)
	(unaudited)
Total Revenue	434.5	469.8	512.2	537.8	564.7
Adjusted EBITDA(1)	149.3	160.2	175.8	184.6	193.8
Non-GAAP adjusted operating income(2)	127.9	138.6	152.4	160.0	168.0
Non-GAAP adjusted net income(2)	98.8	107.5	119.6	126.8	136.9

(1)	Adjusted EBITDA is Non-GAAP Operating Income before non-GAAP depreciation and amortization, and after the capitalization of costs related to the development of internal-use software and after the deduction of any non-interest costs included within “Other expense, net”.

(2)	Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AVG may not be comparable to similarly titled amounts used by other companies.

Growth Case

The Growth Case was provided to Buyer and Parent by AVG management. For purposes of the Growth Case, AVG management assumed stronger growth in 2017 and 2018 as compared to the Budget Case for top line revenue and EBITDA. Accordingly, AVG assumed for purposes of the Growth Case strong growth in the Consumer and Mobile businesses, stable growth in the SMB business and declines in the Search business. The foregoing is a summary of all material assumptions but does not purport to be a comprehensive overview of all assumptions inherent in the Growth Case.

	Fiscal Year Ended December 31,
	2016E	2017E	2018E
	(USD in millions) (unaudited)
Total Revenue	474.3	579.6	664.1
Adjusted EBITDA(1)	168.2	233.4	283.5
Non-GAAP adjusted operating income(2)	146.0	207.5	254.2
Non-GAAP adjusted net income(2)	114.6	167.7	208.7

(1)	Adjusted EBITDA is Non-GAAP Operating Income before non-GAAP depreciation and amortization, and after the capitalization of costs related to the development of internal-use software and after the deduction of any non-interest costs included within “Other expense, net”.
(2)	Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AVG may not be comparable to similarly titled amounts used by other companies.

Additional Information Concerning the AVG Management Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give AVG’s shareholders access to certain financial Projections that were made available to the Boards, Morgan Stanley and Bridge Street and, solely with respect to the Budget Case and the Growth Case noted above, Buyer and Parent, and is not being included in this Schedule 14D-9 to influence any AVG shareholder’s decision whether to tender Shares in the Offer or for any other purpose. In addition, the Growth Case was not used by AVG’s financial advisors in their financial analyses and presentations to the Boards or in their respective fairness opinions, as it was no longer viewed by the Boards as reflective of recent developments in the Company’s business. The Projections were generated solely for internal use and not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or U.S. GAAP. The Projections are forward-looking statements. All of the Projections summarized in this section were prepared by the management of AVG.

No independent registered public accounting firm provided any assistance in the preparation or review of the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The report of PricewaterhouseCoopers Accountants N.V. included in the 2015 Annual Report relates solely to the historical financial information of AVG. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither AVG nor any of its representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of AVG, Parent, Buyer or any of their affiliates compared to the information contained in the

Projections. AVG has made no representation to Parent or Buyer, in the Purchase Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of AVG, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Subsequent Reorganization are completed. Neither AVG nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of AVG’s products and services. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, changes in AVG’s growth strategies and in its future prospects, business development, results of operations and financial condition, changes to the online and computer threat environment and the endpoint security industry, competition from local and international companies, the adoption of new, or changes to existing, laws and regulations, relationships with and revenue from search partners, the status of or changes to AVG’s relationships with other partners and other risk factors described in AVG SEC filings, including the 2015 Annual Report, and described under the section below entitled “—(e) Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the technology and software and online services industry is, in particular, a highly speculative endeavor.

The Projections were developed for AVG on a stand-alone basis without giving effect to the Offer and the Subsequent Reorganization, and therefore the Projections do not give effect to the Offer, the Subsequent Reorganization or any changes to AVG’s operations or strategy that may be implemented after the consummation of the Offer and the Subsequent Reorganization, including cost synergies realized as a result of the Offer and the Subsequent Reorganization, any costs incurred in connection with the Offer and the Subsequent Reorganization or any effects of the pendency of the Offer.

The Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

(e) Forward-Looking Statements

All statements other than statements of historical fact contained in this solicitation/recommendation statement are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Offer, such as regulatory approval of the transaction, satisfaction of the Minimum Condition, the possibility that the transaction will not be completed and other risks and uncertainties discussed herein, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and the tender offer documents filed by Parent. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated

by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Parent and AVG operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to closing of the tender offer and consummate the transactions contemplated by the Purchase Agreement; and AVG’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG’s SEC filings, including AVG’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and AVG assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 27, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Avast Software B.V. and Avast Holding B.V. on July 27, 2016).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(e) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 27, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by Parent and the Company on July 7, 2016 (incorporated by reference to the press release under cover of the Schedule 14D-9 filed by the Company on July 7, 2016).

(a)(1)(H)	Frequently Asked Questions for employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed on July 7, 2016).

(a)(1)(I)	Frequently Asked Questions for investors (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed on July 7, 2016).

(a)(1)(J)	Email to Company employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed on July 7, 2016).

(a)(1)(K)	Slide deck used in connection with a meeting with Company employees (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed on July 7, 2016).

(e)(1)	Purchase Agreement, dated as of July 6, 2016, among Avast Software B.V., Avast Holding B.V. and the Company (incorporated by reference to Exhibit 99.1 of the Form 6-K (File no. 001-35408) filed by the Company on July 7, 2016).

(e)(2)	Confidentiality Agreement, dated as of May 28, 2016, between Parent and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Avast Holding B.V. and Avast Software B.V. on July 27, 2016).

(e)(3)	Exclusivity Agreement, dated as of June 16, 2016, by and between AVG Technologies N.V. and Avast Holding B.V. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. filed on July 27, 2016).

Exhibit No.	Description

(e)(4)	Tender Agreement, dated as of July 6, 2016, by and among TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P., TA Investors III L.P., Avast Holding B.V. and Avast Software B.V. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Avast Holding B.V. and Avast Software B.V. on July 27, 2016).

(e)(5)	Tender Agreement, dated as of July 6, 2016, by and among CVP II, Inc., Avast Holding B.V. and Avast Software B.V. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Avast Holding B.V. and Avast Software B.V. on July 27, 2016).

(e)(6)	Excerpt from the Company’s 2015 Remuneration Report on the Compensation of Managing Directors and Supervisory Directors (incorporated by reference to the Company’s Remuneration Report on attached as Exhibit 99.1 furnished to the SEC on April 25, 2016).

(e)(7)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (File no. 333-178992)).

(e)(8)	Employment Agreement between AVG Technologies N.V. and Gary Kovacs.

(e)(9)	Employment Agreement between AVG Technologies N.V. and Jeffrey Ross.

(e)(10)	Settlement Agreement between AVG Technologies N.V. and John Little.

(e)(11)	Amended and Restated 2013 Option Plan, dated December 4, 2014 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F (File no. 001-35408) filed on April 10, 2015).

(e)(12)	Appendix to 2013 Option Plan—Restricted Share Unit Plan, dated December 4, 2014 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F (File no. 001-35408) filed on April 10, 2015).

(e)(13)	Agreement for Options on Shares between AVG Technologies N.V. and Gary Kovacs, dated August 8, 2013, as amended.

(e)(14)	Agreement for Restricted Share Units between AVG Technologies N.V. and Gary Kovacs, dated August 8, 2013, as amended.

(e)(15)	Agreement for Restricted Share Units (Performance Vesting) between AVG Technologies N.V. and Gary Kovacs, dated August 8, 2013, as amended.

(e)(16)	Agreement for Restricted Share Units (Performance Vesting) between AVG Technologies N.V. and Gary Kovacs, dated 2015, as amended.

(e)(17)	Agreement for Restricted Share Units (Performance Vesting) between AVG Technologies N.V. and Gary Kovacs, dated May 17, 2016, as amended.

(e)(18)	Agreement for Restricted Share Units (Performance Vesting) between AVG Technologies N.V. and Jeffrey Ross, dated June 9, 2016.

(e)(19)	Amendment to Equity Award Agreements between AVG Technologies N.V. and Gary Kovacs, effective as of June 24, 2016.

(e)(20)	Agreement for Restricted Share Units between AVG Technologies N.V. and John Little, dated May 14, 2014, as amended.

(e)(21)	Amendment to Equity Award Agreements between AVG Technologies N.V. and John Little, effective as of June 24, 2016.

(g)	Not applicable.

Annex A	Opinion of Morgan Stanley & Co. LLC dated July 6, 2016.

Annex B	Opinion of Bridge Street Securities, LLC dated July 6, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
	Name:	Gary Kovacs
	Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
	Name:	Jeffrey Ross
	Title:	Chief Financial Officer

Dated: July 29, 2016

Annex A

July 6, 2016

Management Board and Supervisory Board

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

Members of the Boards:

We understand that AVG Technologies N.V. (the “Company”), Avast Holding B.V. (“Parent”) and Avast Software B.V., a direct wholly owned subsidiary of Parent (“Buyer”), propose to enter into a Purchase Agreement, substantially in the form of the draft dated July 5, 2016 (the “Purchase Agreement”), which provides, among other things, for the commencement by Buyer of a tender offer (the “Tender Offer”) for all outstanding ordinary shares, with a nominal value of €0.01 per share, of the Company (individually, a “Company Share” and collectively, the “Company Shares”), other than any Company Shares held by Parent, Buyer or their affiliates, for $25.00 per Company Share, in cash, without interest and less any applicable withholding taxes (the “Offer Consideration”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Purchase Agreement.

The Purchase Agreement further provides that following completion of the Tender Offer and the Subsequent Offering Period, if the number of Company Shares tendered to, purchased by or otherwise owned by Parent, Buyer or any of their affiliates is less than 95% but at least 80% of the issued and outstanding Company Shares and certain other conditions (as stated therein) are met, the Company and Parent may, subject to the terms and conditions of the Purchase Agreement, effectuate a corporate reorganization of the Company and its Subsidiaries by entering into an agreement, a draft of which dated as of July 1, 2016 was provided to us (the “Asset Sale Documentation” and together with the Purchase Agreement, the “Transaction Documentation”), providing for a transfer of all the assets and liabilities of the Company (including the Company’s Subsidiaries) to Buyer and/or one or more of its designees (the “Asset Sale”) for consideration of cash and a note payable (the “Note Payable”) from Buyer or one or more of its designees in an aggregate amount equal to the Offer Consideration multiplied by the total number of outstanding Company Shares as of the Closing (collectively, the “Asset Sale Consideration”), and, in addition, the Buyer and/or its designees will assume all liabilities and obligations of the Company (including the Company’s Subsidiaries). We further understand that following the Asset Sale the Company will be dissolved and liquidated and that the proceeds of the Asset Sale will be distributed (such distribution, the “Second Step Distribution”, and together with the Offer and the Asset Sale, the “Transactions”) to the shareholders of the Company such that each holder of Company Shares that were not tendered pursuant to the Offer or during the Subsequent Offering Period will receive cash in an amount equal to the Offer Consideration multiplied by the number of Company Shares then held by such holder (without interest, less any applicable withholding taxes), except that the Buyer will receive the Note Payable. While certain provisions of the Transactions are summarized herein, the terms and conditions of the Transactions are more fully set forth in the Transaction Documentation.

You have asked for our opinion as to whether, as of the date hereof, (a) the Offer Consideration to be paid to the holders of Company Shares pursuant to the Purchase Agreement in the Tender Offer and during the Subsequent Offering Period is, in each case, fair from a financial point of view to such holders of Company Shares and (b) the Asset Sale Consideration to be paid to the Company in the Asset Sale pursuant to and in accordance with the Transaction Documentation is fair from a financial point of view to the Company.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Shares;

6)	Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally relevant in evaluating the business of the Company;

7)	Reviewed the financial terms and the premia paid, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

9)	Reviewed the Transaction Documentation, the draft commitment letter from certain lenders substantially in the form of the draft dated July 3, 2016 (the “Commitment Letter”) and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Transaction Documentation without any waiver, amendment or delay of any terms or conditions and that Parent will obtain financing in accordance with the terms set forth in the Commitment Letter. In connection with the Asset Sale, we have assumed that (a) all assets and liabilities of the Company will be transferred to Buyer in connection with the Asset Sale without any adverse effect on the Company, (b) the consummation of the Asset Sale and Second Step Distribution will occur without delay after the closing of the Offer and the Subsequent Offering Period and (c) the Note Payable will have a principal amount equal to the Offer Consideration multiplied by the total number of issued and outstanding Company Shares held beneficially or of record by Parent, Buyer and their affiliates immediately prior to the Closing and a market interest rate.

We have not taken into account tax consequences of the Transactions to any holders of Company Shares. We have not reviewed and do not give an opinion on the question of whether the Offer Consideration is the fair price (billijke prijs) within the meaning of Section 5:80a of the Dutch Financial Supervision Act (Wet financieel toezicht).

Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the consummation of the Transactions no delays, limitations, conditions or restrictions will be imposed that would have a material and adverse effect on, or otherwise reduce, the benefits of the Offer to the holders of the Company Shares or the benefits of the Asset Sale to the Company or that would otherwise have a material and adverse effect on the holders of the Company Shares or the Company or any of its affiliates, respectively. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Company and its legal advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of Company Shares in the Transactions and this opinion does not address the relative merits of any of the Transactions as compared to alternative transactions, restructuring measures or strategies that might be available to the Company or the merits of the underlying decision by the Company to engage in any of the Transactions. We have not made any independent investigation, valuation or appraisal of any of the assets or liabilities of the Company or any of its Subsidiaries, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Management Board and Supervisory Board of the Company in connection with the Transactions and will receive a fee for our services, a portion of which is contingent upon the execution of the Purchase Agreement and the rendering of this financial opinion and a significant portion of which is contingent upon the closing of the Transactions. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Parent and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Management Board and Supervisory Board of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law and a statement that this opinion has been provided to the Management Board and Supervisory Board of the Company may be included in the relevant press releases announcing the commencement of the Offer. In addition, this opinion is not intended to and does not constitute a recommendation to any person as to whether such person should tender Company Shares pursuant to the Offer or during the Subsequent Offering Period and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the extraordinary general meeting of shareholders to be held in connection with the Transactions.

Based on and subject to the foregoing, we are of the opinion on the date hereof that (a) the Offer Consideration to be paid to the holders of Company Shares pursuant to the Purchase Agreement in the Tender Offer and during the Subsequent Offering Period is, in each case, fair from a financial point of view to such holders of Company Shares and (b) the Asset Sale Consideration to be paid to the Company in the Asset Sale pursuant to and in accordance with the Transaction Documentation is fair from a financial point of view to the Company.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Erik Marth
Erik Marth Executive Director

Annex B Bridge Street Securities, LLC 135 Main Street 12th Floor San Francisco, CA 94105

July 6, 2016

Supervisory Board

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

Gentlemen:

We understand that AVG Technologies N.V. (“AVG”), Avast Holding B.V. (“Parent”) and Avast Software B.V., a wholly owned subsidiary of Parent (“Buyer”), intend to enter into a Purchase Agreement (the “Purchase Agreement”), pursuant to which Buyer will commence a tender offer (the “Offer”) to purchase any and all of the outstanding ordinary shares of AVG, each having a nominal value of €0.01 (individually, a “Share” and collectively, “Shares”), for an amount in cash equal to $25.00 per Share (the “Offer Price”).

As further provided in the Purchase Agreement and as further described to us by management of AVG, following completion of the Offer, Buyer may effectuate a corporate reorganization of AVG and its subsidiaries (the “Reorganization”), which may, subject to the conditions set forth in the Purchase Agreement, include a transfer of all of the assets and liabilities of AVG (excluding certain assets and liabilities) to Buyer and/or one or more of its designees (the “Purchaser”) (the “Asset Sale” and, together with the Offer, the “Transactions”), and, in connection with the Asset Sale, Buyer or one or more of its designees will pay AVG consideration equal to the Offer Price multiplied by the total number of outstanding Shares as of the Closing (as defined in the Purchase Agreement) (the “Asset Sale Consideration”). We further understand that, following the Asset Sale, AVG may be liquidated (the “Liquidation”), and the proceeds of the Asset Sale will be distributed by means of a liquidation distribution (the “Second Step Distribution”) such that each holder of Shares that were not tendered pursuant to the Offer or during any Subsequent Offering Period (as defined in the Purchase Agreement) shall receive cash in an amount equal to the Offer Price multiplied by the number of Shares then held by such holder.

While certain provisions of the Transactions are summarized herein, the terms and conditions of the Transactions are more fully set forth in the Purchase Agreement. You have provided us with a draft of the Purchase Agreement dated July 5, 2016.

You have asked us to render our opinion as of the date hereof as to the fairness, from a financial point of view, (i) to the holders of the Shares (other than Buyer, AVG and their respective affiliates) of the Offer Price to be paid to such holders in the Offer and (ii) to AVG of the Asset Sale Consideration to be paid to AVG in the Asset Sale.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the financial terms of the Transactions as set forth in the Purchase Agreement;

•	reviewed AVG’s Annual Reports to Shareholders and Annual Reports on Form 20-F for the years ended December 31, 2013, 2014 and 2015, its Current Reports on Form 6-K filed since the end of the year ended December 31, 2015 and its preliminary results for the quarter ending June 30, 2016;

•	reviewed certain operating and financial information relating to AVG’s business and prospects, including financial projections (i) for the quarterly periods ended June 30, 2016, September 30, 2016 and December 31, 2016 and for each of the five years ended December 31, 2020 (the “AVG Base Case Projections”) and (ii) for each of the five years ended December 31, 2020 (the “AVG Low-Growth Case Projections” and, together with the AVG Base Case Projections, the “AVG Projections”), all as prepared and provided to us by AVG’s senior management;

AVG Technologies N.V.

July 6, 2016

•	met with certain members of AVG’s senior management to discuss AVG’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed relevant;

•	reviewed the financial terms of recent mergers and acquisitions which we deemed relevant; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by AVG or obtained by us from public sources or otherwise reviewed by us, including, without limitation, the AVG Projections. With respect to the AVG Projections, we have, with your consent, relied on representations of senior management of AVG that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of AVG as to the expected future performance of AVG on a stand-alone basis. We have, as instructed by AVG senior management and with your consent, utilized both the AVG Base Case Projections and the AVG Low-Growth Case Projections in our analysis. We assume no responsibility for and express no view as to the AVG Base Case Projections or the AVG Low-Growth Case Projections or the assumptions on which they were based. We have further relied upon the assurances of the senior management of AVG that they are unaware of any facts or other information that would make any of such financial and other information, including, without limitation, the AVG Projections, inaccurate, incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of AVG, nor have we been furnished with any such appraisals. We have assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the Purchase Agreement without any waiver, amendment or delay of any terms or conditions. We have also assumed that the Purchase Agreement as executed and delivered by the parties thereto will not be different in any material respect from the draft of the Purchase Agreement reviewed by us. At the instruction of the senior management of AVG and with your consent, we have assumed that any assets or liabilities excluded from the Asset Sale, individually or in the aggregate, will be immaterial.

In connection with the Asset Sale, we have assumed that (i) all liabilities (contingent or otherwise) of AVG (other than liabilities that individually or collectively are immaterial) will be transferred to or assumed by the Purchaser in connection with the Asset Sale, and (ii) the Asset Sale will be consummated without delay after completion of the Offer.

We have further assumed that in connection with the receipt of any governmental, regulatory or other approvals and consents required for the Transactions, no delays, limitations, restrictions, conditions, amendments or modifications will be imposed that, individually or collectively, would have a material adverse effect on AVG or the Transactions. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of AVG and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

We express no opinion with respect to the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of AVG, or with respect to the fairness of the amount or nature of any compensation that may be paid to AVG’s officers, directors or employees or any class of such persons in connection with the Transactions, relative to the Offer Price or the Asset Sale Consideration or otherwise.

AVG Technologies N.V.

July 6, 2016

We also express no opinion with respect to the price or range of prices at which the Shares may trade subsequent to the announcement of the Transactions.

We have acted as a financial advisor to the Supervisory Board of AVG in connection with the Transactions and will receive a fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. We also will be reimbursed for certain out-of-pocket expenses incurred. AVG has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement letter with AVG. Bridge Street Securities, LLC has been previously engaged by AVG to provide certain investment banking and financial advisory services for which we received customary fees. Principals of Bridge Street Securities, LLC are also principals of Bridge Street Advisors, LLC, which has been previously engaged by AVG to provide consulting and business advisory services for which it received compensation. Our firm’s procedures for approving and issuing fairness opinions do not require such opinions to be approved or authorized by a fairness opinion committee and therefore this opinion has not been approved or issued by such a committee.

It is understood that our advisory services and this letter are intended for the benefit and use of the Supervisory Board of AVG (in its capacity as such) in connection with, and for the purposes of, its consideration of the Transactions. This opinion addresses only, as of the date hereof, the fairness, from a financial point of view, (i) to the holders of the Shares (other than Buyer, AVG or any of their respective affiliates) of the Offer Price, and (ii) to AVG of the Asset Sale Consideration, and does not address any other term, aspect or implication of the Purchase Agreement or any of the Transactions, including, without limitation, the likelihood of consummation or the timeframe in which any of the Transactions (including, without limitation, the Offer and the Asset Sale) will be consummated or the form or structure of the Offer, the Asset Sale or the Asset Sale Consideration (including, without limitation, the terms and conditions of the Note Payable (as defined in the Purchase Agreement)), and does not address any aspect or implication of any other agreement, transaction or matter, including, without limitation, any compulsory acquisition of Shares from any Minority Shareholders (as defined in the Agreement) in accordance with Section 2:92a of the Dutch Civil Code, any Liquidation or Second Step Distribution (including without limitation the timing thereof, any amounts to be distributed to or received by any holders of Shares in connection therewith, and the form and structure of any such distributions), or any Reorganization (other than the Asset Sale, solely to the extent provided herein), or any legal, tax, regulatory or accounting matters. We are not expressing any opinion on the solvency or viability of AVG or Buyer or any other person or the ability of AVG or Buyer or any other person to pay their respective obligations when they become due. In connection with our engagement, we were not authorized to, nor did we solicit indications of interest from third parties regarding a potential transaction with AVG. This opinion is not intended to and does not constitute a recommendation to the Supervisory Board of AVG or any holders of Shares as to whether to tender Shares pursuant to the Offer or as to how to vote or otherwise act in connection with any Transaction or any other matter. This opinion does not address AVG’s underlying business decision to pursue the Transactions, the relative merits of any of the Transactions as compared to any alternative business strategies that might exist for AVG or the effects of any other transaction in which AVG might engage.

Except as set forth in the engagement letter dated June 24, 2016 between AVG and us, this letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that a complete copy of this letter may be included in its entirety in the recommendation statement on Schedule 14d-9 to be distributed to the holders of Shares in connection with the Offer. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

AVG Technologies N.V.

July 6, 2016

This opinion is issued in the English language and reliance may only be placed on this opinion by the Supervisory Board of AVG (in its capacity as such) as issued in the English language. If any translations of this opinion may be delivered they are provided only for ease of reference, have no legal effect and we make no representation as to (and accept no liability in respect of) the accuracy of any such translation.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, (i) the Offer Price to be paid to the holders of Shares (other than Buyer, AVG and their respective affiliates) in the Offer is fair, from a financial point of view, to such holders, and (ii) the Asset Sale Consideration to be paid to AVG in the Asset Sale is fair, from a financial point of view, to AVG.

Very truly yours,

BRIDGE STREET SECURITIES, LLC

By:	/s/ Jonathan Curtis
Jonathan Curtis Managing Director

B-4